14008357

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Broadcast 3DTV, Inc.

Commission File Number: 0001615923

CALIFORNIA

UNITED STATES:
Broadcast3DTV, Inc.
1020 Hollywood Way, Suite 120
Burbank, California 91505
Phone: (213) 407-4386

3633– Radio & Television Broadcasting & Communications	**46-0785995**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Dean Zanetos Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Co-Founder & Chairman
Mr. Sidney Kassouf Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Co-Founder & President
Mr. Mark Centowski Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Manager of Operations
Dr. John Tamkin Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Product Development Consultant

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Broadcast 3DTV, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Dean Zanetos (1) (2)	Preferred Common	0% 42.48%
Mr. Sidney Kassouf (3) (4)	Preferred Common	0% 42.48%
Mr. Marko Budgyk (5) (6)	Preferred Common	0% 8.32%
Mr. Mark Centowski (7) (8)	Preferred Common	0% 0%

Dr. John Tamkin (9) (10)	Preferred Common	0% 0%

(1) Mr. Dean Zanetos is the Co-Founder, Chief Executive Officer and Chairman of the Board of Directors for Broadcast 3DTV, Inc.
(2) Mr. Dean Zanetos, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(3) Mr. Sidney Kassouf is the Co-Founder, President & Chief Operations Officer of Broadcast 3DTV, Inc.
(4) Mr. Sidney Kassouf, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(5) Mr. Marko Budgyk is a Shareholder of Broadcast 3DTV, Inc.
(6) Mr. Marko Budgyk, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(7) Mr. Mark Centowski is the Manager of Operations of Broadcast 3DTV, Inc.
(8) Mr. Mark Centowski, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(9) Dr. John Tamkin is a Product Development Consultant of Broadcast 3DTV, Inc.
(10) Dr. John Tamkin, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505

(f) Promoters of the issuer

Broadcast 3DTV, Inc.
1020 North Hollywood Way, Suite 120
Burbank, California 91505
(818) 568-6747
http://www.b3dtv.com
Email: Sidneyk@b3dtv.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

The Company did not have any Legal Counsel or Underwriters Associated with this Offering at the time of Filing.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Broadcast 3DTV, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Broadcast 3DTV, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept TWO THOUSAND shares of common Stock in the Company, representing 3.31% of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does not qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation (California Stock Corporation), an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Broadcast 3DTV, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 2,000,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.

- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a “Best Efforts” basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Broadcast 3DTV, Inc.

Corporate:

Broadcast 3DTV, Inc.

1020 North Hollywood Way, Suite 120

Burbank, California 91505

(818) 568-6747

Copy to:

Broadcast 3DTV, Inc.

C/O: Alternative Securities Markets Group

4050 Glencoe Avenue

Marina Del Rey, California 90292

(213) 407-4386

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 10,000 9% Convertible Preferred Stock Units

DATED: October 6th, 2014

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Broadcast 3DTV, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, Mr. Dean Zanetos and Mr. Sidney Kassouf, will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE

ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	10,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
2) Up to 5% of the Gross Offering may be used to cover costs incurred during the course of this Offering. These fees and expenses and include memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
3) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Broadcast Media / Media Broadcasting Company Investment Industry Risks

Media Broadcasting Industry investments are subject to varying degrees of risk. The yields available from equity investments in Media Broadcasting Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Broadcast Media products and services in the areas in which the Company's products and services are located, competition from other Media Broadasting products and services suppliers, and the Company's ability to provide adequate Broadcast Media products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.

Because Media Broadcasting Industry investments are relatively illiquid, the Company's ability to vary its Broadcast Media products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

We are Entirely Dependent on our Internet Content for 3D Broadcast for use by Mobile Devices, and our Future Revenue Depends On Its Commercial Success

Our future development and growth depends on the commercial success of our Internet 3D TV Broadcast content delivery service. Our Broadcast 3DTV service, or other services under development, may not achieve widespread market acceptance. We have recently begun to commercially introduce our service for the delivery of 3D TV video (with audio), and our future growth will depend, in part, on customer acceptance of this service. Failure of our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not purchase and successfully deploy our planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. In addition, to the extent we promote any portion of our technology as an industry standard by making it readily available to users for little or no charge, we may not receive revenue that might otherwise have been received by us.

The Internet Content Delivery Market for Mobile Devices is Relatively New, and our Business will Suffer if it Does Not Continue to Develop as we Expect

The market for Internet content delivery services to mobile devices is relatively new. We cannot be certain that a viable market for our 3D TV Broadcast technology service will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

ANY FAILURE OF OUR 3D TV BROADCAST NETWORK INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRPUTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION.

Our business is dependent on providing our customers with fast, efficient and reliable 3D TV Internet Broadcasted content. To meet these customer requirements, we must protect our network infrastructure against damage from:

- Human Error;
- Physical and Electronic Security Breaches;
- Fire, Earthquake, Flood and other Natural Disasters;
- Power Loss;

- Sabotage and Vandalism; and
- Similar Events.

Any Failure of our Telecommunications Providers to Provide Required Transmission Capacity to us Could Result in Interruptions in our Service

Our operations are dependent upon transmission capacity provided by third-party telecommunications providers. Any failure of such telecommunications providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the telecommunications providers or Internet service providers choosing services that are competitive with our service, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party transmission capacity, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing 3DTV products and services that will compete with Broadcast 3DTV's technology.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;
- Increased Cost of Service from Telecommunications Providers;
- Loss of Customers; and
- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our Internet 3D TV Broadcast content delivery service to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our service, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for Internet content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Internet based 3D TV Broadcast technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Internet based 3D TV Broadcast technology service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our 3D TV Broadcast service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

We Face Risks Associated with International Operators that could Harm our Business

To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. However, we may not be able to develop or increase market demand for our Internet 3D TV Broadcast technology service which may harm our business. We may be subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

- Increased expenses associated with marketing services in foreign countries;
- General economic conditions in international markets;
- Currency exchange rate fluctuations;
- Unexpected changes in regulatory requirements resulting in unanticipated costs and delays;
- Tariffs, export controls and other trade barriers;
- Longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and
- Potentially adverse tax consequences, including restrictions on the repatriation of earnings;

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

Broadcast 3DTV, Inc. commenced operations in August of 2012 as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Broadcast 3DTV, Inc. will operate profitably.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

The Markets in which we Operate are Highly Competitive and we May be Unable to Compete Successfully Against New Entrants and Established Companies with Greater Resources

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We expect to experience increased competition. Many of our competitors, as well as a number of potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our current or potential competitors may bundle services with other software or hardware in a manner that may discourage consumers from purchasing any products or services we offer.

As competition in the Internet Content Delivery market continues to intensify, new solutions will come to market. We are aware of other companies that are focusing, or may in the future focus significant resources on developing and marketing products and services that will complete with our products and services. We also believe we may face competition from other providers of competing Internet Content Delivery Services, which could result in:

- Price and revenue reductions and lower profit margins;
- Increased cost of service from telecommunications providers;
- Loss of customers; and
- Loss of market share.

Any one of these could materially and adversely affect our business, financial condition and results of operations.

We Could Incur Substantial Costs Defending our Intellectual Property from Infringement or a Claim of Infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the Internet Market are increasingly brining suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
- Redesign products or services

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

The Company is Dependence on Current Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Dean Zanetos, the Company's Co-Founder, Chief Executive Officer and Chairman of the Company's Board of Directors, and Mr. Sidney Kassouf, the Company's Co-Founder, President and Chief Operations Officer.

The Company Could Potentially Face Risks Associated with Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control by Management

As of October 1st, 2014 the Company's Managers owned approximately 84.96% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 84.96% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis. The Company may in the future enter into an agreement with certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, Mr. Dean Zanetos and Mr. Sidney Kassouf. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation (California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Broadcast 3DTV, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

W. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	$1,000,000	100%	$100,000	10%

X. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$50,000	5%	$5,000	5%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Use of Investment Proceeds:

Broadcast 3D TV, Inc. - Use Of Investment Proceeds

ASSUMPTIONS:
1. $1,000,000 raised through equity offering.
2. Percentages will be commensurate to actual funds received.
3. Monthly expenditures may vary.

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Percentage	Total
General Operating & Administrative	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	19%	192,000
Hardware Development	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Website Development (Software)	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Phone App. Development (Software	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	6%	57,600
Organizational & Office Expense	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Legal Corporate	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	6%	63,600
Legal Patents	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	7%	67,200
Accounting & Bookkeeping	2,000	2,000	2,000	2,000	2,000	2,000	5,000	2,000	2,000	2,000	2,000	2,000	3%	27,000
Content Development	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	14%	144,000
Employees														
2D to 3D Conversions	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	17%	168,000
Misc. Reserve	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10%	100,000
												Totals	100%	999,400

B3DTV, Inc. Use Of Investment Proceeds

The above allocation of Funds Table provides above provides the use of funds based on raising $1,000,000 USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided above.

Executive Summary

Broadcast 3DTV, Inc. is a California corporation, incorporated August 14, 2012, based in Burbank. Management aggressively protects its intellectual property and owns patents pending for viewing and delivery of 3D content. Company viewing systems enables glasses-free 3D and can be watched from any angle on smart phones, tablets, computers and TV's. The company also has its own system for conversion of content from 2D to 3D in HD.

The B3DTV advanced technology platform is elegant in its simplicity of use and unique in that it can be monetized through multiple income streams as the company grows.

The unparalleled invention of the Broadcast 3DTV system of displays allows web streaming, web information technology, and 3D production, to all work seamlessly together for a first class customer viewing experience. The existing seasoned management team necessary for such an operation is currently in place. Management intends to further develop more intellectual property and protect it with additional patents.

Traction & Milestones

- ✓ We achieved proof of concept with workable prototypes for several devices from different manufacturers.
- ✓ We have market tested the product abroad and have significant customer interest from major telecoms in India, Saudi Arabia, the UAE and Germany.
- ✓ We have additionally achieved patent pending status for both our 3D screen protector and for our proprietary system for the transmission of 3D content.

Industry

Technology

Target Customer

Smart phone, tablet, computer and TV users; as well as Content Providers including: 3D film distributors, 3D Game Makers and Sports Networks.

Market Size

56% of American adults now own a smartphone of some kind.

Team Members

Dean Zanetos, Chairman & CEO
An experienced producer and director, having worked for Universal Pictures for many years, delivers the organizational practicality necessary for worldwide success.
Sidney Kassouf, President & COO
As an innovator in all areas of visual technology from HD to 3D, he has worked for more than twenty years creating digital technical solutions and advanced development of emerging technologies. His experience makes him a unique company visionary.

For more detailed bios please see pages 6 - 7.

Problem/Opportunity



Glasses are the biggest barrier to widespread 3D viewing outside of theatrical distribution. Many viewers find them uncomfortable, to the point that they are more likely the cause of so-called "3D headaches" than actually watching 3D. Also, wearing 3D glasses serves to narrow the field of vision, introducing a claustrophobic element to the viewing experience.

Solution


screen protector

We got rid of the glass by making screen protectors for cell phones, tablets, laptops, desktop computers, or TV's. Our proprietary, inexpensive overlays combined with software, allow clear 3D viewing "without glasses." Once installed, you can clearly view normal 2D content without knowing its there. But when you switch to the B3DTV website, your programming comes alive revealing clear 3D images, viewable from all angles.

Industry & Market Size



Digital Gadgets and Users
3 BILLION
unique mobile phone owners on the planet.
184.2MM tablets will be shipped in 2013.
81.6M
184.2M
2011
2012
2013
By the end of the year, there will be an estimated 34 million tablet computer users in the U.S., according to new numbers out today
49%
53%
Notebook PCs will account for 49% of PC shipments in 2017, down from 60% in 2012.
Notebooks, flat-panel TVs, smartphones, tablets, and desktop computers accounted for 53% of US consumer technology sales in 2012, up from 49% in 2011.

3

3D Content Providers Need Additional Distribution Outlets

- Current studio distribution of 3D films has almost zero aftermarket except in Blu-ray and even that is limited.
- Game makers have limited sales for 3D video games.
- Sports networks have limited customers for 3D telecasting of sporting events.
- As consumers of streaming video increase, they will want more choice, and that will include 3D.
- **Pirating is almost impossible**. B3DTV provides secure electronic internet broadcast of media. Double encoding is achieved through the receiving device as well as at the transmission source and within the signal itself, making the viewing of pirated material both time consuming and almost worthless.
- B3DTV can provide 2D to 3D conversion or use existing native or converted 3D material.

Revenue Model

B3DTV technology is monetized in two ways.

SCREEN PROTECTORS

$19.95

From sales of the **3D ScreenPro** screen protectors. Our proprietary protective overlay retails at $19.95.

SUBSCRIPTION

$3.00

/month

From subscription revenues generated through customers viewing 3D content. Subscriptions for basic content will begin at $3 per month. Specialty channels and VOD will be value added features for additional cost.

4

Competitive Landscape


Charming Prince

Currently, there are no other products similar to our 3D screen protectors. Having the "first to market" product advantage will allow Broadcast 3DTV a superior strategic position to rapidly expand, as it captures the huge 3D viewing market.

- We have a very simple, low cost, yet effective protector/overlay for any smart phone, tablet or computer screen that allows "no glasses" 3D viewing.
- Consumers do not have to discard their current units in order to upgrade to 3D. No need to transfer information or learn a new device.
- 3D content can be readily available for the consumer whenever they choose to view it.

Marketing

The initial rollout will be geared toward youth (13-25) in our test market, Los Angeles. B3DTV has an ongoing relationship with KTLA TV with an audience reach of 10.4 million viewers. We will provide for local broadcast, a review show, **MTMG Review,** that will critique the latest in movies, television, music and games. The slant will be youth driven with an emphasis on 3D films & games and give the audience a chance to personally review any show they see through their favorite social media directly from our website.

The show will be broadcast on KTLA in 2D but will be filmed in 3D utilizing trailers and promos originated in 3D. **MTMG Review** will then be re-broadcast as a "free" program on the B3DTV webpage allowing viewers to see the original program in clear 3D. The audience will be directed to locations to purchase **3D ScreenPro**, the Company's protective 3D screen along with 3D films and programming accessible through Broadcast 3DTV.

Use Of Proceeds

After the offering, B3DTV's plan for successful operations for the first 12 months and beyond shall include implementation of the following:

1. Company will advance its manufacturing and packaging of 3D **ScreenPro**. This is the exclusive Company product, sold as a screen protector for smart phones and tablets that allows viewers to watch uninhibited 3D without glasses when used in conjunction with the free B3DTV app download.

2. As the Company advances its products and broadcast programming, additional patents will be filed both in the US and worldwide, covering Company's supplementary, new technology as it is developed.

3. Licensing of the Company technology will be targeted to telecommunications companies (telco's) in the US and throughout the world. As territorial sales expand, Company patent coverage will also expand through formal registrations in those countries.

4. Marketing to the Los Angeles area will commence immediately. (See page 5 - "Marketing") It is anticipated that because of the low priced entry point for 3D without glasses (See page 4 - "Revenue Model"), a new and exciting viewer experience will be launched. B3DTV's customer base will be free to screen upcoming 3D movie trailers, 3D games, and music videos. They will get a flavor of 3D viewing without glasses on their existing tablets and smart phones.

5. Company has made initial inquiries with content providers for programming to convert existing 2D material into 3D. The conversions will be done in accordance with B3DTV's technology and at a price that is less than current rates while still achieving the high definition, broadcast standards required for the B3DTV system.

It is further anticipated that through sales from the Company's **3D ScreenPro** and telco licensing, sufficient revenue will be provided to advance growth and profitability without the need for an additional offering. (See Exhibit Attachment - "Use Of Investment Proceeds")

The B3DTV Team

B3DTV, Inc. has developed provisional patents and now owns patents pending for viewing and delivery systems of 3D content. We are also developing a compatible small 3D lens adaptor for use with smart phone camera lenses. In addition B3DTV has its own system for conversion of 2D to 3D content in HD.

The Team necessary for such an operation must not only be excellent in their respective fields but also dedicated to the mission and loyal to its achievement.

The officers of Broadcast 3DTV, Dean Zanetos, and Sidney Kassouf, also serve as members of Company's Board of Directors. Below are brief biographies for each member of the management and key personnel for B3DTV.

Dean Zanetos, (Chairman & CEO)

Dean Zanetos is an experienced producer and director, having worked for Universal Pictures from 1979 through 1988.

He has directed and produced television and motion picture projects with aggregate budgets of over $120 million dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

From 1990 through 1994 Mr. Zanetos was President of World Television Distribution, distributing film and television shows throughout the world. He also has a BA degree in Political Science from the University of Denver.

He has expertise in production, distribution and as an executive, all significant components for the successful management of the complex technical and content requirements for the Company.

Sidney K. Kassouf, (President & COO)

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty (20) years of experience creating digital technical solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced 24 episodes of the TV music series, "The Rock Files," in 1993 as well as edited music videos from 1991 through 2009 for TV. He produced special effects content for recent series such as Alias, CSI New York, CSI Miami, Chuck, Lost and Dexter.

He has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Dr. John M. Tamkin (Product Development Consultant)

B3DTV has a strategic relationship with Imaging Insights LLC, under the direction of Dr. John Timken, CEO/CTO. Dr. Tamkin has more than 30 years of professional experience in optical engineering, focused on developing and transferring optical technology from product research through production. Through most of his career, he has operated as a team leader of small groups on projects that had lifetimes of less than 2 years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S in Physics from San Diego University and a Ph.d in Optical Engineering from the University of Arizona.

Mark Centkowski (Operations Manager)

Mr. Centkowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design manufacture and marketing of specialized production equipment to the television and video industries. He is involved in the development of the next generation of specialized camera lenses, and compact versions of camera tracking systems for Innovision Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.

Mr. Centkowski has a B.A. from Michigan State University.

Conclusion



Broadcast 3DTV is dedicated to the best in clear 3D viewing.
The mission: release B3DTV advanced-technology worldwide.
Now audiences can enjoy remarkable 3D without glasses.
Imagine, low cost, amazing 3D viewable from any angle.
So leave the past. Join us.

A true game changer...

BROADCAST 3DTV, INC.

Changing A 2D World Into A 3D Universe

9



Simplified Operational Overview
3D ScreenPro Screen Protector Manufacturing
Content Producers
Broadcast 3DTV, Inc.
B3DTV.com Streaming Web
3D ScreenPro Screen Protector Distribution
1. Telco's
2. Big Box Stores
3. Internet Sales
Consumers
Subscriptions

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Met - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Broadcast Media Company.
- California Stock Corporation (Formed August of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- SIXTY MILLION TWENTY-FOUR THOUSAND AND FIFTY Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and growth of the Company's Broadcast Marketing and Advertising products and services. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

Company Founders & Current Shareholders	0%
New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

Company Founders & Current Shareholders	96.69%
New Shareholders	3.31%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has outstanding warrants for the purchase of shares of the Company's Common Stock.

- Mr. Mark Centowski, Manager of Operations
    - 1.5 Million Shares
- Dr. John Tamkin, Product Development Consultant
    - 1.5 Million Shares

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Broadcast 3DTV, Inc.

The Company — Broadcast 3DTV, Inc. is a California Stock Corporation.

Company Managers — Biographies of all Managers can be found starting on Page 39 of this Offering.

Minimum Capital Commitment — Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering — The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Term of the Offering — The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Conversion Option / Mandatory Conversion — All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Board of Directors	All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors
Voting Rights	Preferred Stock has NO VOTING RIGHTS
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company's address is 1020 North Hollywood Way, Suite 120, Burbank, California 91505. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Dean Zanetos (Age: 67)	***Co-Founder, CEO & Chairman of the Board of Directors***

Mr. Dean Zanetos is an experienced producer and director, having worked for Universal Pictures from 1979 through 1988.

Mr Zanetos has directed and produced television and motion picture projects with aggregate budgets of over $120 Million US Dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

From 1990 through 1994, Mr. Zanetos was President of World Television Distribution, which distributed film and television shows throughout the World. Mr. Zanetos has a B.A. Degree in Political Science from the University of Denver.

Mr. Zanetos has expertise in production, distribution and as an executive, which are all significant components for the successful management of the complex technical and content requirements for the Company.

Mr. Sidney K. Kassouf (Age: 61) ***Co-Founder, President & Chief Operations Officer***

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty (20) years of experience creating digital technical solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced 24 episodes of the TV music series, "The Rock Files," in 1993 as well as edited music videos from 1991 through 2009 for TV. He produced special effects content for recent series such as Alias, CSI New York, CSI Miami, Chuck, Lost and Dexter.

He has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Dr. John M. Tamkin (Age: 54) ***Product Development Consultant***

B3DTV has a strategic relationship with Imaging Insights LLC, under the direction of Dr. John Timken, CEO/CTO. Dr. Tamkin has more than 30 years of professional experience in optical engineering, focused on developing and transferring optical technology from product research through production. Through most of his career, he has operated as a team leader of small groups on projects that had lifetimes of less than 2 years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S in Physics from San Diego University and a Ph.d in Optical Engineering from the University of Arizona.

Mr. Mark Centkowski (Age: 64) ***Manager of Operations***

Mr. Centkowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design manufacture and marketing of specialized production equipment to the television and video industries. He is involved in the development of the next generation of specialized camera lenses, and compact versions of camera tracking systems for Innovision Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.

Mr. Centkowski has a B.A. from Michigan State University.

B. *Significant Employees.* All Members of Broadcast 3DTV, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Broadcast 3DTV, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Broadcast 3DTV, Inc. will be entitled to receive an annual salary of:

Mr. Dean Zanetos	Chairman of the Board of Directors	$94,800
Mr. Sidney K. Kossouf	President	$94,800

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Dean Zanetos Chairman of the Board of Directors 1020 North Hollywood Way, #120 Burbank, California 91505	Common Stock: 25,500,000 Shares (42.48%) Preferred Stock: No Shares	Common Stock: 25,500,000 Shares (42.48%) Preferred Stock: No Shares
Mr. Sidney K. Kassouf President & Chief Operations Officer 1020 North Hollywood Way, #120 Burbank California 91505	Common Stock: 25,500,000 Shares (42.48%) Preferred Stock: No Shares	Common Stock: 25,500,000 Shares (42.48%) Preferred Stock: No Shares
Mr. Marko Budgyk Shareholder 1020 North Hollywood Way, #120 Burbank, California 91505	Common Stock: 5,000,000 Shares (8.32%) Preferred Stock: No Shares	Common Stock: 5,000,000 Shares (8.32%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 2,000,000 Shares (3.31%) Preferred Stock: No Shares

SHARES RETAINED IN COMPANY TREASURY: 39,178,571
TOTAL SHARES ISSUED AND OUTSTANDING: 100,000,000

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholders are Mr. Dean Zanetos, the Company's Co-Founder, Chief Executive Officer and Chairman of the Board of Directors; and Mr. Sidney Kassouf, the Company's Co-Founder, President and Chief Operations Officer. These two shareholders currently own the majority of the issued and outstanding controlling Common Stock Units of Broadcast 3DTV, Inc. Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Zanetos and Mr. Kassouf thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - <u>YEAR 3</u>: (Shareholder Conversion Option)

        - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as

determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of October 1st, 2014 – 60,024,050 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of October 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of October 1st, 2014, there were 60,024,050 shares of our Common Stock outstanding, which were held of record by approximately 5 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of October 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Broadcast 3DTV, Inc.
Profit and Loss Standard - Unautided
January 1 through August 11, 2014

	Jan 1 - Aug 11, '14
Ordinary Income/Expense	
Income	
Product Income	13.08
Service Income	3,500.00
Total Income	3,513.08
Expense	
Bank Charge	294.80
Foreign Currency Exchange Loss	3,446.87
Taxes	800.00
Total Expense	4,541.67
Net Ordinary Income	-1,028.59
Net Income	-1,028.59

Broadcast 3DTV, Inc.
Balance Sheet Standard - Unautided
As of August 11, 2014

ASSETS	
Current Assets	
Checking/Savings	
BOA	0.00
Total Checking/Savings	0.00
Total Current Assets	0.00
Other Assets	
Startup Cost	
Legal	26,359.00
Payout	170,400.00
Total Startup Cost	196,759.00
Total Other Assets	196,759.00
TOTAL ASSETS	196,759.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from DZ	70.00
Loan from Bank of America	5,392.62
Total Other Current Liabilities	5,462.62
Total Current Liabilities	5,462.62
Total Liabilities	5,462.62
Equity	
Investor	252,743.00
Retained Earnings	-60,418.03
Net Income	-1,028.59
Total Equity	191,296.38
TOTAL LIABILITIES & EQUITY	196,759.00

Broadcast 3DTV, Inc.
Statement Of Cash Flows - Unautided
January 1 through August 11, 2014

	Jan 1 - Aug 11, '14
OPERATING ACTIVITIES	
Net Income	-1,028.59
Net cash provided by Operating Activities	-1,028.59
INVESTING ACTIVITIES	
Startup Cost:Payout	-14,500.00
Net cash provided by Investing Activities	-14,500.00
FINANCING ACTIVITIES	
Investor	9,985.00
Net cash provided by Financing Activities	9,985.00
Net cash increase for period	-5,543.59
Cash at beginning of period	150.97
Cash at end of period	0.00

2014 Statement of Shareholder's Equity Through August

	Preferred	Common		Percentage
Dean Zanetos* (1)		25,500,000	Management	42.48%
Sidney Kassouf** (2)		25,500,000	Management	42.48%
Marko Budgyk (3)		5,000,000	Shareholder	8.32%
Majid Akeel (4)		2,024,050	Shareholder	3.31%
ASM (5)		2,000,000	Contract	3.31%
Total		60,024,050		
Company Hold	125,000	39,975,950	Hold for options, warrants & future stock holders.	Total authorized shares available.

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
* Merger with NewShow, Media Inc. on August 4, 2014 added 15,500,000 shares.
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
** Merger with NewShow, Media Inc. on August 4, 2014 added 13,500,000 shares.
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505
(5) ASM-Alternative Securities Markets Group 9107 Wilshire Blvd., Suite 450 Beverly Hills, CA 90210

Broadcast 3DTV, Inc.

2014 as of August

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred and twenty five thousand shares of Preferred Stock authorized. Fifty eight million, twenty four thousand and fifty shares of common stock are issued and outstanding. A merger with NewShow Media, Inc. on August 4, 2014 increased the total stock issued.

NOTE 4. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

NOTE 5. Foreign Currencies
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the retranslation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the profit and loss account.

Broadcast 3DTV, Inc.
Balance Sheet Standard - Unautided
As of December 31, 2013

	Dec 31, '13
ASSETS	
Current Assets	
Checking/Savings	
BOA	150.97
Total Checking/Savings	150.97
Total Current Assets	150.97
Other Assets	
Startup Cost	
Legal	26,359.00
Payout	155,900.00
Total Startup Cost	182,259.00
Total Other Assets	182,259.00
TOTAL ASSETS	182,409.97
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from DZ	70.00
Total Other Current Liabilities	70.00
Total Current Liabilities	70.00
Total Liabilities	70.00
Equity	
Investor	242,758.00
Retained Earnings	-50,658.69
Net Income	-9,759.34
Total Equity	182,339.97
TOTAL LIABILITIES & EQUITY	182,409.97

Broadcast 3DTV, Inc.
Profit and Loss Standard - Unautided
January through December 2013

	Jan - Dec '13
Ordinary Income/Expense	
Income	
Product Income	39.24
Service Income	4,000.00
Total Income	4,039.24
Expense	
Accountant	541.00
Advertising and Promotion	1,300.00
Bank Charge	335.45
Computer and Internet Expenses	1,067.62
Meals and Entertainment	51.31
Subcontracted Services	2,200.00
Taxes	825.00
Travel Expense	7,478.20
Total Expense	13,798.58
Net Ordinary Income	-9,759.34
Net Income	-9,759.34

Broadcast 3DTV, Inc.
Statement Of Cash Flows - Unautided
January through December 2013

	Jan - Dec '13
OPERATING ACTIVITIES	
Net Income	-9,759.34
Adjustments to reconcile Net Income to net cash provided by operations:	
Loans from DZ	70.00
Net cash provided by Operating Activities	-9,689.34
INVESTING ACTIVITIES	
Startup Cost:Legal	-20,859.00
Startup Cost:Payout	-97,150.00
Net cash provided by Investing Activities	-118,009.00
FINANCING ACTIVITIES	
Investor	125,824.00
Net cash provided by Financing Activities	125,824.00
Net cash increase for period	-1,874.34
Cash at beginning of period	2,025.31
Cash at end of period	150.97

2013 Statement of Shareholder's Equity

	Preferred	Common		Percentage
Dean Zanetos (1)		10,000,000	Management	34.68%
Sidney Kassouf (2)		12,000,000	Management	41.62%
Marko Budgyk (3)		5,000,000	Shareholder	17.34%
Majid Akeel (4)		1,833,150	Shareholder	6.36%
Total		28,833,150		

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505

Broadcast 3DTV, Inc.

2013

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred and twenty five thousand shares of Preferred Stock authorized. Twenty eight million, eight hundred thirty three thousand and one hundred fifty shares of common stock are issued and outstanding.

NOTE 4. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

Broadcast 3DTV, Inc.
Balance Sheet Standard - Unautided
As of December 31, 2012

	Dec 31, '12
ASSETS	
Current Assets	
Checking/Savings	
BOA	2,025.31
Total Checking/Savings	2,025.31
Total Current Assets	2,025.31
Other Assets	
Startup Cost	
Legal	5,500.00
Payout	58,750.00
Total Startup Cost	64,250.00
Total Other Assets	64,250.00
TOTAL ASSETS	66,275.31
LIABILITIES & EQUITY	
Equity	
Investor	116,934.00
Net Income	-50,658.69
Total Equity	66,275.31
TOTAL LIABILITIES & EQUITY	66,275.31

Broadcast 3DTV, Inc.
Profit and Loss Standard - Unautided
August through December 2012

	Aug - Dec '12
Ordinary Income/Expense	
Expense	
Advertising and Promotion	16,608.14
Bank Charge	45.00
Computer and Internet Expenses	1,409.68
Subcontracted Services	21,978.90
Travel Expense	10,616.97
Total Expense	50,658.69
Net Ordinary Income	-50,658.69
Net Income	-50,658.69

Broadcast 3DTV, Inc.
Statement Of Cash Flows - Unautided
August through December 2012

	Aug - Dec '12
OPERATING ACTIVITIES	
Net Income	-50,658.69
Net cash provided by Operating Activities	-50,658.69
INVESTING ACTIVITIES	
Startup Cost:Legal	-5,500.00
Startup Cost:Payout	-58,750.00
Net cash provided by Investing Activities	-64,250.00
FINANCING ACTIVITIES	
Investor	116,934.00
Net cash provided by Financing Activities	116,934.00
Net cash increase for period	2,025.31
Cash at end of period	2,025.31

2012 Statement of Shareholder's Equity

	Preferred	Common		Percentage
Dean Zanetos (1)		10,000,000	Management	35.80%
Sidney Kassouf (2)		12,000,000	Management	42.96%
Marko Budgyk (3)		5,000,000	Shareholder	17.90%
Majid Akeel (4)		934,407	Shareholder	3.35%
Total		27,934,407		

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505

Broadcast 3DTV, Inc.

2012

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

Signature Certificate

Document Reference: 876436J8SJYNB7RH6Y2RPS

RightSignature
Easy Online Document Signing

SidneyKb3dtv.com
Party ID: CCKR5UJHI5G53633LALM6C
IP Address: 23.123.160.167
VERIFIED EMAIL: sidneyk@b3dtv.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum a8f258d9c2d9751cefbce639f74ed1b3a90cc9ae

dzb3dtv.com
Party ID: 7BB4Y2JGAIUVC922MWMAMS
IP Address: 64.134.223.30
VERIFIED EMAIL: dz@b3dtv.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 1c9b3854c586386d12c50cae9aba54b5fdd8cbda

Alternative Securities Markets Group
Party ID: S9GI9ZJ9NLTFJYG5YT78PG
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 81d73f3f644895ee2af051dd5d49ef91a327fdf2

Timestamp	Audit
2014-10-16 12:14:58 -0700	All parties have signed document. Signed copies sent to: SidneyKb3dtv.com, dzb3dtv.com, and Alternative Securities Markets Group.
2014-10-16 12:14:58 -0700	Document signed by dzb3dtv.com (dz@b3dtv.com) with drawn signature. - 64.134.223.30
2014-10-16 12:10:10 -0700	Document viewed by dzb3dtv.com (dz@b3dtv.com). - 64.134.223.30
2014-10-16 11:26:24 -0700	Document signed by SidneyKb3dtv.com (sidneyk@b3dtv.com) with drawn signature. - 23.123.160.167
2014-10-16 11:12:17 -0700	Document viewed by SidneyKb3dtv.com (sidneyk@b3dtv.com). - 23.123.160.167
2014-10-16 10:53:01 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-16 10:52:21 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

2014-10-16 10:52:21 -0700	**Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17**

EXHIBITS:

Exhibit	Description	Pages
A	Subscription Agreement	11
B	Investor Suitability Questionnaire	39
C	Alternative Securities Markets Group Engagement Letter	12
D	Alternative Securities Markets Group FINRA CrowdFunding Registration	17
	Alternative Securities Markets Group RIA ADV 1	46
	Alternative Securities Markets Group RIA ADV 2	22
	Alternative Securities Markets Group U10	01
E	Company Page at AlternativeSecuritiesMarketsGroup.com (Test the Waters)	02
F	Company Mention at SteveMuehler.com (Test the Waters)	02
G	NewShow Media, Inc. / Articles of Incorporation	01
H	NewShow Media, Inc. / Organizational Board Consent	07
I	NewShow Media, Inc. / Restricted Share Issue / Mr. Dean Zanetos	05
J	NewShow Media, Inc. / Restricted Share Issue / Mr. Sidney Kassouf	05
K	Broacast 3DTV, Inc. / Consent to Merge	05
L	Broadcast 3DTV, Inc. / Certificate of Ownership	01
M	Broadcast 3DTV, Inc. / Merger Consent	04
N	Broadcast 3DTV, Inc. / Merger Plan and Organization	11
O	Broadcast 3DTV, Inc. / Patent Information	45
P	Broadcast 3DTV, Inc. / Legal Opinion	To Be Filed

EXHIBIT A

Broadcast 3DTV, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Broadcast 3DTV, Inc. Offering Circular dated October 6th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "CreditSmartPRO, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Broadcast 3DTV, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Broadcast 3DTV, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ 9% Convertible Preferred Stock Units of Broadcast 3DTV, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of _________________, 2014 by and between Broadcast 3DTV, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

<u>W I T N E S E T H:</u>

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **<u>Purchase and Sale</u>**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **<u>Method of Subscription</u>**. The Purchaser is requested to complete and execute this agreement online *<u>or</u>* to print, execute and deliver two copies of this Agreement to the Company, at **Broadcast 3DTV, Inc., C/O: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Broadcast 3DTV, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **<u>Subscription and Purchase</u>**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **<u>Representations, Warranties and Covenants of the Purchaser</u>**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 3</u>: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 4</u>: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **Broadcast 3DTV, Inc, 1020 North Hollywood Way, Suite 120, Burbank, California 91505**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Broadcast 3DTV, Inc.

By: ____
Mr. Dean Zanetos, Chairman

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

Form **W-9**
(Rev. August 2013)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:

☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ______

☐ Other (see instructions) ▶

Exemptions (see instructions):

Exempt payee code (if any) ______

Exemption from FATCA reporting code (if any) ______

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below), and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at *www.irs.gov/w9*. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulation section 301.7701-2(c)(2)(iii). Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/disregarded entity name" line.

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the *Exemptions* box, any code(s) that may apply to you. See *Exempt payee code* and *Exemption from FATCA reporting code* on page 3.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following codes identify payees that are exempt from backup withholding:

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

EXHIBIT B

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

3. Net Worth (excluding your home):

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. Annual Income:

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

13. ***Are you or any of your immediate family employed by or associated with the Securities Industry?***
    (__) YES

    (__) NO

14. ***Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?***
    (__) YES

    (__) NO

15. ***Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).***

    (__) YES

    (__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

* **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
  - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. Your Liability and Actions We May Take

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. Contact Alternative Securities Markets Group:

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. **Canceling or Disputing a Transaction**

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. **Disputes with Alternative Securities Markets Group**

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
    - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
    - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
    - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
    - The arbitrators do not have to explain the reasons for their award.
    - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
    - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
    - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.

- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

   a. Cure the breach, if the breach is susceptible to cure;
   b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
   c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

8. **No Advisory Relationship:** You acknowledge and agree that.

   a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
   b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
   c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
   d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
   e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

The term "Confidential Information" shall exclude any information that, at any given time:

a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
c) The issuer has authorized you in writing to disclose

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____

Signed

____

Printed Name

EXHIBIT C

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
LISTING OF DIRECT PUBLIC OFFERING AGREEMENT:

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and the COMPANY, as identified below.

The Company's eligibility to list securities on the Alternative Securities Markets Group Corporation's Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Listing & Direct Public Offering Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Securities Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

ASM MARKET	Initials	Date
ASM VENTURE MARKET	X Skk	X 10/06/2014
ASM MAIN MARKET		
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

All notices and other communications (except for invoices) are required to be given in writing under the Agreement shall be delivered to the address identified in the subsection (a) and (b) below and shall be deemed and have been duly provided (i) at the time of delivery, if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following address or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below, or (ii) upon posting the notice or other communication on http://www.AlternativeSecuritiesMarket.com, or on any successor sites. If an email address is provided, ASMG may, in lieu of the above, give notice to or communicate with the Company by email addressed to the Persons identified in subsection (b) or to such other email address or Persons as the Company shall hereafter specify by prior written notice. The Company agrees that any receipt received by ASMG from the Company's service provider or Internet computer server indicating that the email was received at the address provided by the Company shall be deemed proof that the Company received the message.

(a) If to ASM Group,

Alternative Securities Markets Group Corporation
Attn: Legal Dept
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) If to the Company,

Contact Name: Sidney Kassouf
Title: President
Address: 1020 North Hollywood Way, Suite 120, Burbank, CA 91505
Telephone: 818-568-6747
Email: sidneyk@b3dtv.com

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Terms of "Direct Public Offering :

Total amount of Investment Capital to be Raised Through an Initial Public Offering on the Alternative Securities Market.
$1,000,000

Securities Type (Choose All that May Apply):
Regulation D: (__)
Regulation A: (_X_)
Regulation S: (_X_)
Other (Intra-State Exempt Offering, SCORE, etc.): ______________________

Type of Direct Public Offering:
Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ____

Company Agreed Reporting Requirements Post Capitalization:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the *"current status of the company"* and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Company agrees to remove all CrowdFunding Listing within ten days of the acceptance of this agreement (*companies on the Alternative Securities Market will be undergoing a Public Initial Offering of Securities as a Public Reporting Company, for this simple reason we do not allow listed companies to participate with "CrowdFunding" as it may have a negative impact on both the company and the Alternative Securities Market*).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements
- Publishing of a Secure Page for the online execution of a Subscription Agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the Company (none of which may be a member of the Alternative Securities Markets Group Corporation).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
  - California: $200 plus 1/5 of 1% of the Offering
  - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
  - Florida: $1,000
  - Texas: $100 plus 1/10th of 1% of the Offering
  - New Jersey: $1,000
  - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
  - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
  - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
  - Other State Chosen by the Company: $200 to $2750

- All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- $75 Per Month Public Reporting Fee (*first payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ*).
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- MARKETING COSTS: Companies no securing a relationship with a Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- 02% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:
    - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful qualification of the Company's Regulation A Registration Statement (for Companies listed on the ASM Venture or ASM Main Market) OR upon the filing of the SEC Form D and Completion of the Regulation D Offering for ASM Global Private Market Companies.
    - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
    - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
    - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Termination:
This Agreement has been prepared in reliance upon the information reviewed in the Company's Business Plan by Alternative Securities Markets Group Corporation's due diligence analysts. Should Alternative Securities Markets Group Corporation determine, in good faith, that any such information is materially false, incorrect, incomplete or misleading, or financially unfeasible, Alternative Securities Markets Group Corporation reserves the right to withdraw this agreement, and immediately delist the company from the Alternative Securities Market. Should the Company Terminate this agreement within 265 days of the execution of this agreement, the Company agrees to the following:

1. It shall be responsible for any costs incurred in the Registration of the Company's Regulation A up to the date of termination, unless this agreement is terminated after the 265th day of the execution of this agreement, then the Company will no longer be responsible for any costs incurred in relation to the Company's Direct Public Offering.
2. Should the Company terminate this agreement :
    a. Within 53 days of the execution of this agreement, the Company agrees to release 100% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    b. Within 106 days of the execution of this agreement, the Company agrees to release 80% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    c. Within 159 days of the execution of this agreement, the Company agrees to release 60% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    d. Within 212 days of the execution of this agreement, the Company agrees to release 40% of the escrowed securities to the "Alternative Securities Markets

Group Corporation", or its successors or assigns, fully diluted within five business days.

e. Within 265 days of the execution of this agreement, the Company agrees to release 20% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.

f. After the 266th day of the execution of this agreement, there is no termination penalty for the termination of this agreement.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: Broadcast 3DTV Inc.

Company Address: 1020 Hollywood Way Burbank Ca 91505

By (signature): [signature]

Print Name: Sidney Kassouf

Title: President

Date: 10/06/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION (if accepted):

By: [signature]

Name: Mr. Steven Joseph Muehler

Title: Founder and Chief Executive Officer

Date: 10/06/2014

Signature Certificate

Document Reference: ZKDPREJZYLJHUM8KBV7T7K

RightSignature
Easy Online Document Signing

sidneykb3dtv.com
Party ID: WK7VAHI674LLPHNWP7E7GW
IP Address: 23.123.160.167
VERIFIED EMAIL: sidneyk@b3dtv.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum a8f258d9c2d9751cefbce639f74ed1b3a90cc9ae

Alternative Securities Markets Group
Party ID: V5RKNPJ7VKCNPRI7HURGF8
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum a5ab547cd550be154575c145a231ca4d0e937dcf

Timestamp	Audit
2014-10-06 14:22:23 -0700	All parties have signed document. Signed copies sent to: sidneykb3dtv.com and Alternative Securities Markets Group.
2014-10-06 14:22:23 -0700	Document signed by sidneykb3dtv.com (sidneyk@b3dtv.com) with drawn signature. - 23.123.160.167
2014-10-06 14:07:49 -0700	Document viewed by sidneykb3dtv.com (sidneyk@b3dtv.com). - 23.123.160.167
2014-10-06 13:04:21 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-06 13:02:48 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-06 13:02:48 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBIT D

FINRA
Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.,* Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

   i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));
   ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;
   iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and
   iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

   i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);
   ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;
   iii. in the case of an owner that is a trust, the trust and each trustee; and
   iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
   i. Escrow agents, transfer agents, and custodians of investor funds and securities
   ii. Securities brokers and dealers
   iii. Recordkeeping

See Attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.*, the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.*, transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com).

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $100,000
    d. Maximum Offering: $1,000,000
    e. Equity, Debt (asset backed) & Convertible Preferred
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $1,000,001
    d. Maximum Offering: $5,000,000
    e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
    f. Equity, Debt (asset backed) & Convertible Preferred
    g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
    a. U.S., Canadian & International Companies
    b. Securities are issued pursuant to Regulation D Rule 506
    c. Minimum Offering: $1,000,000
    d. Maximum Offering: No Maximum
    e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
4. *ASM Pooled Funds Market:*
    a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
    b. Securities Issued pursuant to Regulation D or Regulation A (if available)
    c. Minimum Offering: $100,000

d. Maximum Offering: $No Maximum
e. Equity, Debt and Convertible Preferred (others may be considered)
f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500
4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:

a. California: $200 plus 1/5 of 1% of the Offering
b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
c. Florida: $1,000
d. Texas: $100 plus 1/10th of 1% of the Offering
e. New Jersey: $1,000
f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):

- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number
- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
  - Copies of all State, Federal and International Securities Filings
    - SEC Filings
    - NASAA / State Filings
  - Copies of all Subscription Agreements Completed
  - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
  - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT *(for the Company):*

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!"

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

///

///

State of California - Department of Corporations

DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

///

10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

///

///

///

This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:

☐ Submit an initial application to register as an investment adviser with the SEC.
☒ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:

☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:

____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

(city)	(state/country)	(zip+4/postal code)
Marina Del Rey	California	90292

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

(city)	(state/country)	(zip+4/postal code)
Marina Del Rey	CA	90292

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ______

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ______

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

Click ***HERE*** *for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ____

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ____________________ (mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒0 ☐1-10 ☐11-25 ☐26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ____________	☒	☐	☐	☐	☐	☐	☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ____________	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ■ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ■ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ■ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $____________.00	(d) ____________

Non-Discretionary: (b) $__________.00 (e) __________

Total: (c) $__________.00 (f) __________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ▣ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ▣ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

▣ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ______

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*? ☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

- ☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered

or unregistered)
- ☐ (2) other investment adviser (including financial planners)
- ☐ (3) registered municipal advisor
- ☐ (4) registered security-based swap dealer
- ☐ (5) major security-based swap participant
- ☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (7) futures commission merchant
- ☐ (8) banking or thrift institution
- ☐ (9) trust company
- ☐ (10) accountant or accounting firm
- ☐ (11) lawyer or law firm
- ☐ (12) insurance company or agency
- ☐ (13) pension consultant
- ☐ (14) real estate broker or dealer
- ☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

		Yes	No
F.	If you answer "yes" to E above, are any of the brokers or dealers *related persons*?	☐	☒
G.	(1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions?	☐	☒
	(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934?	☐	☐
H.	Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals?	☒	☐
I.	Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals?	☐	☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $________	(b) ________

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______	(b) ______

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? ____________

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

<u>For "yes" answers to the following questions, complete a Civil Judicial Action DRP</u>:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC <u>and</u> you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ______	SEC File No. ______ *CRD* No. ______

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

(a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

(b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

(c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

(d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

(e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
(b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
(c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name__________ Date__________	SEC File No.__________ *CRD* No.__________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ____________ Jurisdictions ____________

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☒

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ____________
Name of Country ____________

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control,* are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ____________
CRD Number of Registered Investment Adviser ____________
SEC Number of Registered Investment Adviser 801-____________

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV Schedule D Page 3 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-________ Date of *order*: ________ (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ________

Acquired Firm's SEC File No. (if any) 801-________ Acquired Firm's *CRD* Number (if any) ________

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ☒ Add ☐ Delete

SEC File Number 811- or 814-________

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ________

Name of *Sponsor* ________

Your Name Muehler, Steven Joseph
Date__________
CRD Number__________
SEC 801- or 802 Number__________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: __________

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): __________

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Mushler, Steven Joseph
Date____________

CRD Number____________
SEC 801- or 802 Number____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ____________
2. Primary Business Name of *Related Person*: ____________
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ____________
4. *Related Person's CRD* Number (if any): ____________
5. *Related Person* is: (check all that apply)

- ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
- ☐ (b) other investment adviser (including financial planners)
- ☐ (c) registered municipal advisor
- ☐ (d) registered security-based swap dealer
- ☐ (e) major security-based swap participant
- ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (g) futures commission merchant
- ☐ (h) banking or thrift institution
- ☐ (i) trust company
- ☐ (j) accountant or accounting firm
- ☐ (k) lawyer or law firm
- ☐ (l) insurance company or agency
- ☐ (m) pension consultant
- ☐ (n) real estate broker or dealer
- ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No

7. Are you and the *related person* under common *control*? ☐ Yes ☐ No

8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*? ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ____
   (number and street)

   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ______

10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ____________

11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

FORM ADV Schedule D Page 6 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

---

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Califronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ____ Name of Country ____

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ■ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ____ ____

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ____ ____

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

Check only one box: ☒ Add ☐ Delete ☐ Amend

(a) Name of the *private fund*: See Attached

(b) *Private fund* identification number: See Attached

(c) Under the laws of what state or country is the *private fund* organized: Califronia

(d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

Check only one box: ☒ Add ☐ Delete ☐ Amend

____

(e) The *private fund* (check all that apply; you must check at least one):

☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

(f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

Check only one box: ☒ Add ☐ Delete ☐ Amend

English Name of *Foreign Financial Regulatory Authority* ____________ Name of Country ____________

NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ☒ Yes ☐ No

(b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ☒ Yes ☐ No

NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ☒ No

10. What type of fund is the *private fund*?

☐ hedge fund ☐ liquidity fund ☐ private equity fund ☒ real estate fund ☒ securitized asset fund ☒ venture capital fund

☐ Other *private fund*: ____________

NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $ 1,000

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ____________

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    ____________ ____________

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    021- See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ■ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ■ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ■ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ■ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ■ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ■ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ____

(c) If the prime broker is registered with the SEC, its registration number: 8-____

(d) Location of prime broker's office used principally by the *private fund* (city, state and country): ____

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ■ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ____

(c) Primary business name of custodian: ____

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ____

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-____

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of administrator: ____

(c) Location of administrator (city, state and country): ____

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

____.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

____%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ________

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ________ and *CRD* Number (if any) ________

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ________

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ________

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ________, 801-________ or 802-________

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey	California	90292
(city)	(state/country)	(zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Your Name Mushier, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

____

(2) *CRD* Number (if any) ____________ Effective Date ____________ (mm/dd/yyyy) Termination Date ____________ (mm/dd/yyyy)

(3) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

____

(5) *CRD* Number (if any) ____________ Effective Date ____________ (mm/dd/yyyy) Termination Date ____________ (mm/dd/yyyy)

(6) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

____

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):
____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.
See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.

Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ■ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered: ☐Yes ☐No
Name (For individuals, Last, First, Middle)	

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

   If not exact, provide explanation: ________________________________

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

   ____

   ____

   ____

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): [ ]

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ________________________________

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

____

____

____

____

____

____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1)	☐ 11.C(2)	☐ 11.C(3)	☐ 11.C(4)	☐ 11.C(5)
☐ 11.D(1)	☐ 11.D(2)	☐ 11.D(3)	☐ 11.D(4)	☐ 11.D(5)
☐ 11.E(1)	☐ 11.E(2)	☐ 11.E(3)	☐ 11.E(4)	
☐ 11.F.	☐ 11.G.			

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

■ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

____

2. Principal Relief Sought (check appropriate item):

☐Cease and Desist ☐Disgorgement ☐Money Damages (Private/Civil Complaint) ☐Restraining Order
☐Civil Penalty(ies)/Fine(s) ☐Injunction ☐Restitution ☐Other Private Placement

Other Relief Sought:

____
____

3. Filing Date of Court Action (MM/DD/YYYY): ________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

4. Principal Product Type (check appropriate item):

☐Annuity(ies) - Fixed
☐Annuity(ies) - Variable
☐CD(s)
☐Commodity Option(s)
☐Debt - Asset Backed
☐Debt - Corporate
☐Debt - Government
☐Debt - Municipal
☐Derivative(s)
☐Direct Investment(s) - DPP & LP Interest(s)
☐Equity - OTC
☐Equity Listed (Common & Preferred Stock)
☐Futures - Commodity
☐Futures - Financial
☐Index Option(s)
☐Insurance
☐Investment Contract(s)
☐Money Market Fund(s)
☐Mutual Fund(s)
☐No Product
☐Options
☐Penny Stock(s)
☐Unit Investment Trust(s)
☐Other Private Placement

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

____

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

____

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4050 GLENCOE AVENUE, UNIT 210
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.AlternativeSecuritiesMarket.com
WEBSITE: http://www.AlternativeSecuritiesMarketsGroup.com
WEBSITE: http://www.SteveMuehler.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS**. More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

4.A: Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of $8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides "Alternative Securities Investment Advisory Services" to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

The Alternative Securities Markets Group Corporation will not offer Financial Advisory Services to any Client for the following Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $250 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

For Issuer clients desiring "on-going" Alternative Securities Consultation about a current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments, to be paid on a monthly basis, or a set percentage of equity securities in the client's company in exchange for "on-going" Alternative Securities Consultation for the duration of the Offering, and after the Offering. Only a qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee or to negotiate an equity ownership interest in a client's company.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a FIVE HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a monthly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engaged in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of Alternative Securities portfolios for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Alternative Securities Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those offerings the Firm's Management feels offer the best options with certain asset classes of Alternative Securities. This process allows a level of due diligence to be performed on Alternative Securities Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire

	Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order?

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
  a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
  a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?

i. NO

b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?

i. NO

c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?

i. NO

d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?

i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?

a. NO

(2) Was found to have been involved in a violation of the SRO's rules and was:

a. Barred or suspended from membership or from association with other members, or was expelled from membership?

i. NO

b. Otherwise significantly limited from investment-related activities?

i. NO

c. Fined more than $2,500

i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM.

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?

a. NO

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
   a. NO
C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
   a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
      - Open End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2014)
      - Closed Ended Fund
  - Private Operating Companies (all to be formed in 2014)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.
      - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
      - Alternative Securities Markets Group Biofuels Market, LLC
      - Alternative Securities Markets Group California Water Rights Market, LLC
      - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
      - Alternative Securities Markets Group Energy Market, LLC
      - Alternative Securities Markets Group Entertainment and Media Market, LLC
      - Alternative Securities Markets Group Fashion and Textiles Market, LLC
      - Alternative Securities Markets Group Financial Services Market, LLC
      - Alternative Securities Markets Group Food and Beverage Market, LLC

    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC
- Minority Equity Ownership Interests
  - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

Otherwise, our Firm has not other related person that is a:

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution

- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply tour Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

How Our Firm Controls Sensitive Information:

- Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
- Office Door Locks
- Locked File Cabinets
- Password Protected Computer Screens and Databases; Computer "sleep" if left unused
- Fire Prevention Equipment
- Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

   a. Our Firm and/or its Associates:
      i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
         1. WE DO NOT
      ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
         1. WE DO NOT

   b. Our Firm and its Associates:
      i. Buy Securities for the Firm or for themselves from Advisory Clients?
         1. WE DO NOT
      ii. Sell Securities the Firm or its Associates own to Advisory Clients?
         1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
      iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
         1. WE DO NOT
      iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
         1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
         2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
      v. Act as an investment adviser to an investment company that we recommend to our Clients?
         1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
    a. NO WE DO NOT, THERE ARE NO ACTIVITIES OR SERVICES ASSOCIATED WITH THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION THAT INVOLVE BROKER DEALERS, EXCEPT FOR 'ISSUER SERVICES'.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

    a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser.

B. What factors might trigger a review in addition to our periodic review?

    a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

    a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company as defined by the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com).

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

    a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

   a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
   a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
   a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
   a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
      i. "Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."

   b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
   a. NO WE DO NOT

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
    a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
    a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

   Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014, and is opening the market to the general investing public on January 1st, 2014.

   Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY CrowdFunding Site that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

   The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

   Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device,

Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation (40-80 hours per week)

- a. Wholly owned Subsidiaries
    - i. Investment Funds (Private)
        1. Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
            - a. Open End Fixed Return Fund
        2. ASMG Fixed Income Fund I, LLC (to be formed in 2014)
            - a. Closed Ended Fund
        3. ASMG Fixed Income Fund II, LLC (to be formed in 2014)
            - a. Closed Ended Fund
        4. ASMG Fixed Income Fund III, LLC (to be formed in 2014)
            - a. Closed Ended Fund
        5. ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
            - a. Closed Ended Fund
        6. ASMG Fixed Income Fund V, LLC (to be formed in 2014)
            - a. Closed Ended Fund
    - ii. Private Operating Companies (all to be formed in 2014)

1. Samba Brazilian Gourmet Pizza Corporation
2. Alternative Securities Market, Inc.
    a. Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    b. Alternative Securities Markets Group Biofuels Market, LLC
    c. Alternative Securities Markets Group California Water Rights Market, LLC
    d. Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    e. Alternative Securities Markets Group Energy Market, LLC
    f. Alternative Securities Markets Group Entertainment and Media Market, LLC
    g. Alternative Securities Markets Group Fashion and Textiles Market, LLC
    h. Alternative Securities Markets Group Financial Services Market, LLC
    i. Alternative Securities Markets Group Food and Beverage Market, LLC
    j. Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    k. Alternative Securities Markets Group Life Settlement Market, LLC
    l. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    m. Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    n. Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    o. Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    p. Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    q. Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    r. Alternative Securities Markets Group New Technologies Market, LLC

b. Minority Equity Ownership Interests
    i. Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person are compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:

a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
   i. An investment or an investment-related business or activity;
   ii. Fraud, false statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
   i. An investment or an investment-related business activity;
   ii. Fraud, False Statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property;
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A

a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive advisory income from the wholly owned subsidiaries of the Alternative Securities Markets Group Corporation, as well as income from Samba Brazilian Gourmet Pizza Corporation. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.

Form U10

Payment Information

Fee total	$155
Name	Steven Muehler

Candidate Personal Information

Application ID	2461861 (Use this for future reference)
Name	Steven Joseph Muehler
Do you have SSN?	Yes
Social Security Number	*****5571
Date of Birth	**********
Phone	213-407-4386
Email	stevemuehler@gmail.com
Address	4050 Glencoe Avenue Unit 210 Marina Del Rey, CA 90292 United States

Firm Information

Firm Name	
Firm BD Number	
Contact	
Phone	
Email	
Address	United States

Regulatory Agency

None

Examinations

Section A	None Selected		
Section B	None Selected		
Section C	Series 65	Uniform Investment Advisor Law Examination	$155
Section D	None Selected		
Section E	None Selected		
		Total	**$ 155**

EXHIBIT E

Alternative Securities Market

The Global Alternative Securities Marketplace

HOME MARKETS TIERS SERVICES MARKET SEGMENTS CONTACT

Broadcast 3DTV, Inc.

Direct Public Offering / ASM Venture Market / Regulation A

Live Interactive IPO Video & Chat Feed Available on IPO Day



Broadcast 3DTV, Inc.

- California Stock Corporation
- SEC CIK Number: 0001615923
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Terms of Investment:

- 10,000 - 9% Convertible Preferred Stock Shares
- $100.00 USD Per Share
- Shareholder Conversion Option - Year 2 Preferred converts to Common at Market Value - see prospectus for conversion details
- Shareholder Conversion Option - Year 3 Preferred converts to Common at Market Value minus 5% - see prospectus for conversion details
- Shareholder Conversion Option - Year 4 Preferred converts to Common at Market Value minus 10% - see prospectus for conversion details
- Shareholder Conversion Option - Year 5 Preferred Converts to Common at Market Value minus 15% - see prospectus for conversion details
- Mandatory Conversion - Last Day of Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- OTCQB or OTCQX Listing in 2015 or 2016

Company Financial Reports:

- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Broadcast 3DTV, Inc.

Flawless 3D Without Glasses!

Cutting Edge, Propietary Technology

Over the past three years, Broadcast 3DTV's research and development has created cutting edge, proprietary 3D technology. The Company makes it possible to watch 3D without glasses at any distance!

With the Broadcast 3DTV system, any number of gathered people watching a Broadcast 3DTV screen, can watch PERFECT 3D WITHOUT GLASSES FROM ANY ANGLE!!

How it works

It starts with the purchase of the Broadcast 3DTV's exclusive screen protector for your phone, tablet, iPad, computer or television. Regardless of your viewing device, Broadcast 3DTV can transform your viewing experience into 3D! With the Broadcast 3DTV screen protector / overlay installed, you are guided to the Broadcast 3DTV website for an app download. You will still see normal 2D content clearly, but once you click on a Broadcast 3DTV channel, you will be instantly able to enjoy flawless 3D viewing without the hassle of those awful 3D Glasses!

The Broadcast 3DTV custom app with the screen protector carries you, the customer, into flawless 3D viewing. The app is very simple in nature and easy to use!

At Broadcast 3DTV, "We Painless Change a 2D World into a 3D Universe"

Company Traction & Milestones:

- The Company achieved proof of concept with workable prototypes for several devices from different manufacturers.
- The Company has market tested the product abroad and have significant customer interest from major telecoms in India, Saudi Arabia, the UAE and German.
- The Company has achieved patent pending status for both the Company's 3D screen protector and for the Company's proprietary system for the transmission of the its 3D content.

Company Executives:

Mr. Dean Zanetos - Co-Founder, Chief Executive Officer & Chairman of the Board of Directors

Dean Zanetos is an experienced producer and director, having worked for Universal Pictures for many years.

Mr. Zanetos has directed and produced television and motion picture projects with aggregate budgets of over $120 Million Dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

Mr. Zanetos was also President of World Television Distribution for four years, distributing film and television

Monthly "State of the Company" Letters:
- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

Investment Prospectus:
- View all SEC Filings: (**Link**)

Broadcast 3DTV Public Offering

INVEST (U.S. Citizens)

INVEST (International)

shows throughout the world. He also has a BA degree in Political Science from the University of Denver. He has expertise in production, distribution and as executive, all significant components for the successful management of the complex technical and content requirements for the Company.

Mr. Sidney K. Kassouf - Co-Founder, President & Chief Operations Officer

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty years of experience creating digital solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced the TV music series, "The Rock Files", as well as edited music videos for TV. He produced special effects content for TV Series such as "Alias", "CSI New York", "CSI Miami", "Chuck", "Lost" and "Dexter".

Mr. Kassouf has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Dr. John M. Tamkin - Product Development Consultant

Dr. Tamkin has more than thirty years of industry experience, the majority of the time focused on developing and transferring optical technology from product research through production. Through most of his career, Dr. Tamkin has operated as a team leader of small groups on projects that have lifetimes of less than two years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S. in Physics from San Diego University and a Ph.D. in Optical Engineering from the University of Arizona.

Mr. Mark Centkowski - Manager of Operations

Mr. Centowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design, manufacturing and marketing of specialized production equipment to the television and video industries. He is involved in the development of the Next Generation of Specialized Camera Lenses, and Compact Versions of Camera Tracking Systems for Innovation Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.

Mr. Centkowski has a B.A. from Michigan State University.

Mr. Steven J. Muehler - Capital Markets Consultant

Mr. Steven J. Muehler is the Founder & Chief Executive Officer of the Alternative Securities Markets Group. Mr. Muehler is also the host of the weekly Radio and HD WebTV Show "On the Corner of Main Street and Wall Street". Additional information about Mr. Steven J. Muehler can be found at: **http://www.SteveMuehler.com**

FOLLOW US:

EXHIBIT F

Mr. Steven J. Muehler

Founder of the "Alternative Securities Market"
Host of "Steve Muehler, on the Corner of Main Street and Wall Street"

HOME ABOUT INNOVATION DISRUPTIVE INNOVATION MY TWITTER VIDEO BLOG CONTACT

Disruptive Innovation: *"A term of art describing a process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves up market, eventually displacing established competitors."*

In April of 2014, I introduced the "***Alternative Securities Markets Group***" and the "***Alternative Securities Market***" to the the CrowdFunding Landscape. The Landscape of CrowdFunding today is oversaturated with with "*alleged Crowdfunding professionals*" that have absolutely no investment banking experience. Currently, Crowdfunders are limited to the issuance of Regulation D Securities to a class of investors known as "Accredited Investors" (*generally the elite upper 7% of U.S. Citizens, also referred to as "the rich"*) to invest in their companies. Because the Alternative Securities Market main class of securities are Regulation A Securities, *all investors* (*not just "the rich"*) can invest in the majority of the securities listed for sale on the Alternative Securities Market.

You may be asking yourself at this point, *"why don't the "CrowdFunders" utilize Regulation A to raise investor capital"*? The answer is quite simply (*and quite sad*), as is stated on the "***About***" tab on this website (*toward the bottom of the page*), a Regulation A Securities Offering requires the legal drafting of "***SEC Form 1-A***" (*a lengthy legal document*), and the submission of the SEC Form 1-A to the SEC for Review, Comment and Qualification. This process can take weeks to months (*depending on your ability to prepare a complete registration document and then respond to comments from the SEC*), and then once completed, there can be costs of thousands of dollars of costs as the company files the qualified Regulation A for a public offering of securities in multiple states. Lets be honest, most "Regulation D" entrepreneurs and brokers generally are not willing, or are even unable to incur thousands of dollars in registration fees.

It is for this exact fact I established the Alternative Securities Markets Group, essentially invading the CrowdFunding Landscape with a "***superior CrowdFunding product at a price point that other CrowdFunders cannot compete with***". *How do we do this you may ask?* The answer is simple, we pay for all the State Registration Costs associated with a Company's Regulation A Public Offering (*we do recover the costs as the company becomes capitalized on the Alternative Securities Market as a cost of offering*), and the only financial responsibility any listed compay has to the Alternative Securities Market is a monthly public reporting fee of $75, which is for the public distribution of the annual, quarterly and monthly public reporting requirements of all companies on the Alternative Securities Marlet.

The ultimate differences between the Alternative Securities Market and the rest of the CrowdFunders are:

- The Alternative Securities Market is able to be invested in by *ALL INVESTORS*, including Accredited and Non-Accredited Investors, U.S. Citizens and Non-U.S. Citizens, as well as private individual investors and institutional investors.
- Investors do not need to submit personal financial documents in order to invest (*as is associated with Regulation D Investments*)
- All Companies on the Alternative Securities Market agree to be "*public reporting companies*", which includes (*but is not limited to*): (1) quarterly un-audited financial statements, (2) annual audited financial statements, (3) quarterly conference calls with shareholders, (4) monthly "state of the company letter" to shareholders, (5) corporate action notices, which include (*but not limited to*): mergers, acquisitions, stock issues and stock splits, reverse splits, etc.
- Most Securities on the Alternative Securities Market are able to be sold or traded on the Alternatve Securities Markets Group Secondary Securities Market, which is a secondary "Ebay" style market where investors can post their Regulation A, Regulation S and Regulation D "unrestricted" Securities for sale (*termed as "posting an Ask"*), and buyers can review sellers "ask" terms, as well as the company's information for which the seller is selling securities, and post a "bid" to buy the securities for sale in an "online auction". The majority of Regulation A are issued "non-restricted" and can be immediately bought and resold immediately, while Regulation D and Regulation S Securities are restricted from resale for a period of 6-12 months.
- The Alternative Securities Market is *not* a "*for hire*" market (*unlike all the CrowdFunding platforms that post information for any company that will pay their listing fees*)! All companies must apply for listing, go throug a due diligence period while we consider the Company's listing, and then go through a registration process with the United States Securities & Exchange Commission as well as with various State Regulators.

In each of the last five years, less than twenty Regulation A's have been submitted to the United States Securities & Exchange Commission for review, comment and qualification. In 2013, only a total of eleven Regulation A Registration Statements were submitted to the SEC. The Alternative Securities Market opened its doors in April of 2014, and since opening, I have personally authored and submitted more than Thirty Regulation A Registration Statements to the United States Securities & Exchange Commission in just over four months (*I am currently the undisputed Regulation A Champion with no close second*). I fully expect the eclipse the 100 mark before the close of 2014!

My Regulation A Registration Statements Drafted and Submitted to the United States Securities & Exchange Commission (Since April 1st, 2014 to October 1st, 2014):

Companies on the Market (client Regulation A's)

- Broadcast 3DTV, Inc.
- Carbon Crafters, Inc.
- Cyber Holdings, Inc.
- Diggers BBQ Franchise, Inc.
- FlashPoints Advertising Systems, Inc.
- Leo Tech Holdings, Inc.
- ManeGain, Inc.
- Omega Creamery, Inc.
- PV Developers I, LLC

- PV Developers II, LLC
- Real Hip-Hop Network, Inc.
- Remington Energy Group Corporation
- Rum Cay Ocean Resort & Spa Development, LLC
- Rum Cay Ocean Resort & Sap Development II, LLC
- Samba Brazilian Gourmet Pizza Corporation
- Secure Authenticated Systems, Inc.
- StepOne Personal Health, Inc.
- U.S. Grand Prix Championship Corporation
- XCalibur Shoes

ASMG Regulation A's:

- Alternative Securities Markets Group Aviation and Aerospace Market
- Alternative Securities Markets Group Biofuels Market
- Alternative Securities Markets Group California Water Rights Market
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse
- Alternative Securities Markets Group Energy Market
- Alternative Securities Markets Group Entertainment and Media Market
- Alternative Securities Markets Group Fashion and Textiles Market
- Alternative Securities Markets Group Financial Services Market
- Alternative Securities Markets Group Food and Beverage Market
- Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund II, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund III, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market
- Alternative Securities Markets Group Life Settlement Market
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Oil & Natural Gas Market
- Alternative Securities Markets Group Residential Mortgage Clearinghous
- Alternative Securities Markets Group Restaurant and Nightclub Market
- Alternative Securities Markets Group Retail and E-Commerce Market
- Alternative Securities Markets Group New Technologies Market

We anticipate that the Alternative Securities Market will be the #1 Rated "CrowdFunding" Platforms and "Private Securities Markets" operating, not only in the United States, but on Planet Earth (*we are not yet opposed to increasing operations to other Planets or Galaxies in the not so distant future if the opportunity should ever arise*). The Alternative Securities Markets Group anticipates filing SEC Form 1 with the United States Securities & Exchange Commission prior to the close of the year 2014, which will make the Alternative Securities Market a Public Stock Exchange.

Visit
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292

Call
T: 213-407-4386

Contact
Legal@AlternativeSecuritiesMarket.com

EXHIBIT G

A0758963

2764602

FILED
Secretary of State
State of California

AUG 01 2014

DR

1pc

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF

NEWSHOW MEDIA, INC.

Dean Zanetos and Sidney Kassouf hereby certify that:

A. They are the President and Secretary, respectively, of Newshow Media, Inc., a California corporation.

B. Article IV of the Articles of Incorporation of this corporation is amended and restated in its entirety to read as follows:

> "IV: The corporation is authorized to issue 29,000,000 shares of capital stock, all of one class, to be designated "Common Stock."

C. The corporation has never issued any shares of its capital stock and the corporation has no shareholders. The foregoing Certificate of Amendment has been duly approved and adopted by a majority of the directors of the Board of Directors of this corporation in accordance with Section 901 of the California Corporations Code.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing articles are true and correct to their own knowledge.

Executed on 7/31, 2014.

Dean Zanetos, President

Sidney Kassouf, Secretary

EXHIBIT H

NEWSHOW MEDIA, INC.

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS IN LIEU OF THE ORGANIZATIONAL MEETING

The undersigned, constituting the members of the Board of Directors (the "***Board***") of NEWSHOW MEDIA, INC. (the "***Company***"), a corporation organized under the General Corporation Law of California, do hereby consent to and adopt the following resolutions by unanimous written consent pursuant to Section 307(b) of the California Corporations Code, and hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors of the Company:

CERTIFICATE OF AMENDMENT

RESOLVED, that the Certificate of Amendment of the Article of Incorporation, in substantially the form attached hereto as **Exhibit A**, providing for an increase in the number of shares of Common Stock authorized to be issued by the Company to 29,000,000 shares, be and hereby is approved and adopted in its entirety.

RESOLVED, that the President and Secretary of the Company are hereby authorized and directed to execute, verify and file the Certificate of Amendment with the California Secretary of State, together with any changes therein required by the Secretary of State.

ELECTION OF OFFICERS

RESOLVED, that the following individuals be and hereby are elected as the officers of the Company to serve until the next annual meeting or until their successors are duly elected and have qualified:

NAME	OFFICE
Dean Zanetos	President
Sidney Kassouf	Treasurer and Secretary

ADOPTION OF BYLAWS

RESOLVED, that the Bylaws, attached hereto as **Exhibit B**, be and hereby are adopted as the Bylaws of and for the Company.

RESOLVED, that the Secretary of the Company be and he hereby is authorized and directed to execute a Certificate of Adoption of Bylaws, to insert the Bylaws as so certified in the Company's corporate minute book and to see that a copy of the Bylaws, similarly certified, is kept at the Company's principal office, as required by law.

EMPLOYER TAX IDENTIFICATION NUMBER

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed to apply to the IRS District Director for an employer identification number on a form SS-4.

WITHHOLDING TAXES

RESOLVED, that the officers of the Company be and hereby are authorized and directed to consult with the bookkeeper, accountants, auditors and attorneys of the Company in order to be fully informed as to, and to collect and pay promptly when due, all withholding taxes which the Company may now be (or hereafter become) liable.

DESIGNATION OF DEPOSITORY

RESOLVED, that the officers of the Company be and hereby are authorized:

(a) To designate one or more banks or similar financial institutions as depositories of the funds of the Company;

(b) To open, maintain and close general and special accounts with any such depositories;

(c) To cause to be deposited, from time to time, in such accounts with any such depository, such funds of the Company as such officers deem necessary or advisable, and to designate or change the designation of the officer or officers, or agent or agents of the Company authorized to make such deposits and to endorse checks, drafts and other instruments for deposit;

(d) To designate, change or revoke the designation, from time to time, of the officer or officers or agent or agents of the Company authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Company against any funds deposited in any of such accounts;

(e) To authorize the use of facsimile signatures for the signing or countersigning of checks, drafts or other orders for the payment of money, and to enter into such agreements as banks and similar financial institutions customarily require as a condition for permitting the use of facsimile signatures; and

(f) To make such general and special rules and regulations with respect to such accounts as they may deem necessary or advisable, and to complete, execute and certify any customary printed blank signature card forms in order to exercise conveniently the authority granted by this resolution and any resolutions printed on such cards are deemed adopted as part of this resolution; and it is further

RESOLVED, that all checks, drafts and other instruments obligating the Company to pay money shall be signed on behalf of the Company by any officer of the Company; and it is further

RESOLVED, that all form resolutions required by any such depository be and they hereby are adopted in such form used by such depository, and that the Secretary be, and hereby is: (i) authorized to certify such resolutions as having been adopted by this written consent and (ii) directed to insert a copy of any such form resolutions in the minute book immediately following this Unanimous Written Consent of the Board of Directors in Lieu of the Organizational Minutes; and it is further

RESOLVED, that any such depository to which a certified copy of these resolutions has been delivered by the Secretary of the Company be, and it hereby is, authorized and entitled to rely upon such resolutions for all purposes until it shall have received written notice of the revocation or amendment of these resolutions adopted by the Board of Directors of the Company; and it is further

FISCAL YEAR

RESOLVED, that the fiscal year of the Company shall end on the 31st day of the month of December of each year.

ANNUAL MEETING DATE

RESOLVED, that the annual meeting of the shareholders shall be held on a date to be determined by the Board of Directors.

MANAGEMENT POWERS

RESOLVED, that officers of the Company be, and each of them hereby is, authorized to sign and execute in the name and on behalf of the Company all applications, contracts, leases, agreements and other deeds and documents or instruments in writing of whatsoever nature that may be required in the ordinary course of business of the Company and that may be necessary to secure for operation of the corporate affairs, governmental permits and licenses for, and incidental to, the lawful operations of the business of the Company, and to do such acts and things as such officers deem necessary or advisable to fulfill such legal requirements as are applicable to the Company and its business.

PRINCIPAL OFFICE

RESOLVED, that the principal executive office of the Company shall initially be located at 1020 N. Hollywood Way #120, Burbank, California 91505, but may be changed from time to time by the Board of Directors of the Company.

STOCK CERTIFICATES

RESOLVED, that the stock certificates representing Common Stock of the Company be in substantially the form of stock certificate, which is attached hereto as **Exhibit C**; that each such certificate shall bear the name of the Company, the number of shares represented thereby, the designation of shares, the name of the owner of such shares, shares restrictive legends and the date such shares were issued; and it is further

RESOLVED, that the stock certificates shall be consecutively numbered beginning with C-1; shall be issued only when the signature of the President and Secretary, or other such officers as provided in Section 146 of the California Corporations Code, are affixed thereto; and that such certificates may also bear other wording related to the ownership, issuance and transferability of the shares represented thereby.

ISSUANCE OF FOUNDERS' COMMON STOCK

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to sell and issue an aggregate of 29,000,000 shares of its Common Stock (the "***Shares***") to the purchasers listed below:

NAME OF SHAREHOLDER	NUMBER OF SHARES
Sidney Kassouf	13,500,000
Dean Zanetos	15,500,000

RESOLVED, that purchase price for the shares to be sold to each of the purchasers has already been received by the Company; and it is further

RESOLVED, that the officers of the Company hereby determines after due consideration of all relevant factors, that the fair market value of the Company's Common Stock as of the date hereof is equal to $0.0001 per share; and it is further

RESOLVED, that the form of Restricted Stock Purchase Agreement, a copy of which is attached hereto as **Exhibit D**, be and it hereby is ratified, adopted and approved; and it is further

RESOLVED, that the Company shall take any appropriate steps necessary to ensure that the Shares shall qualify for the Qualified Small Business Stock exclusion under IRC Section 1202; and it is further

RESOLVED, that upon payment, the officers are directed to issue to the purchasers a certificate for the number of shares in such denominations and names as set forth in each Restricted Stock Purchase Agreement, and the shares shall then be fully paid and nonassessable; and it is further

RESOLVED, that the shares of Common Stock authorized to be sold and issued by the Company shall be offered and issued in accordance with exemptions available under applicable Federal and State securities laws; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file such documents as may be necessary to obtain and preserve Federal and State exemptions from registration.

RATIFICATION OF PRIOR ACTS

RESOLVED, that all prior acts done on behalf of the Company by the Board and the officers or the agents of the Board or officers, be and the same hereby are, ratified and approved as acts of the Company.

PUBLIC ACCOUNTANTS

RESOLVED, that the officers of the Company is authorized to retain a certified public accounting firm or individual to compile, review and/or audit the Company's books, operations, and financial statements, and provide other accounting and tax services to the extent agreed upon between the officers and the accountants.

ADDITIONAL FILINGS

RESOLVED, that the appropriate officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as such officer deems necessary or advisable in order to obtain such licenses, authorizations and permits as are necessary or desirable for the Company's business, and to fulfill such legal requirements as are applicable to the Company and its business and to complete the organization of the Company.

GENERAL AUTHORIZING RESOLUTION

RESOLVED, that the officers of the Company, each of them with full authority to act without the others, are authorized and directed to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional documents as they may deem necessary or appropriate in order to carry into effect the purposes and intent of the foregoing resolutions.

[*Signature Page to Follow*]

This Unanimous Written Consent of the Board of Directors may be executed in one or more counterparts, each of which shall be deemed an original, and such counterparts together shall constitute one instrument. This Unanimous Written Consent shall be filed with the minutes of the proceedings of the Board of Directors of the Company. A facsimile of an authentic original signature shall be deemed an original.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent of the Board of Directors as of 7/31, 2014.

DIRECTORS:

[signature]
SIDNEY KASSOUF

[signature]
DEAN ZANETOS

EXHIBIT I

RESTRICTED STOCK PURCHASE AGREEMENT

This RESTRICTED STOCK PURCHASE AGREEMENT (the "***Agreement***") is made as of 2/31/____, 2014 (the "***Effective Date***"), by and between NEWSHOW MEDIA, INC. a California corporation (the "***Company***"), and DEAN ZANETOS (the "***Purchaser***").

The Company and Purchaser hereby agree as follows:

1. **Purchase of Shares.** On this date and subject to the terms and conditions of this Agreement, Purchaser hereby purchases from the Company, and the Company hereby sells to Purchaser, an aggregate of Fifteen Million Five Hundred Thousand (15,500,000) shares of the Company's Common Stock (the "***Shares***") for good and valuable consideration other than cash, as provided in Section 2 of this Agreement, valued at $1,550 (the "***Purchase Price***") or $0.0001 per share (the "***Purchase Price Per Share***"). The term "***Shares***" refers to the Shares purchased under this Agreement and includes all securities received (a) in replacement of the Shares, (b) as a result of share dividends or share splits in respect of the Shares, and (c) all securities or property received in replacement of the Shares in a recapitalization, merger, reorganization or the like.

2. **Delivery of Payment.** The Company acknowledges that Purchaser has already provided compensation equal to the Purchase Price in the form of services previously rendered to the Company, which services constitute full and complete payment and satisfaction of the Purchase Price for the Shares.

3. **Representations of Purchaser.** Purchaser represents and warrants to the Company that:

(a) Purchaser is purchasing the Shares for Purchaser's own account for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the Securities Act of 1933, as amended (the "***1933 Act***").

(b) Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares.

(c) Purchaser has had access to all information regarding the Company and its present and prospective business, assets, liabilities and financial condition that Purchaser reasonably considers important in making the decision to purchase the Shares, and Purchaser has had ample opportunity to ask questions of the Company's representatives concerning such matters and this investment.

(d) Purchaser is fully aware of (i) the highly speculative nature of the investment in the Shares, (ii) the financial hazards involved, (iii) the lack of liquidity of the Shares and the restrictions on transferability of the Shares (e.g., that Purchaser may not be able to sell or dispose of the Shares or use them as collateral for loans), and (iv) the qualifications and backgrounds of the principals of the Company.

(e) Purchaser is capable of evaluating the merits and risks of this investment, has the ability to protect Purchaser's own interests in this transaction and is financially capable of bearing a total loss of this investment.

(f) At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio or television, or any other form of general advertising in connection with the sale and purchase of the Shares.

4. **Compliance with Federal Securities Laws.** Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by Purchaser herein, the Shares have not been registered with the Securities and Exchange Commission ("***SEC***") under the 1933 Act, but have been issued under an exemption or exemptions from the registration requirements of the 1933 Act which impose certain restrictions on Purchaser's ability to transfer the Shares.

(a) **Restrictions on Transfer.** Purchaser understands that Purchaser may not transfer any Shares unless such Shares are registered under the 1933 Act or unless, in the opinion of counsel to the Company, an exemption from such registration is available. Purchaser understands that only the Company may file a registration statement with the SEC and that the Company is under no obligation to do so with respect to the Shares. Purchaser has also been advised that an exemption from registration may not be available or may not permit Purchaser to transfer all or any of the Shares in the amounts or at the times proposed by Purchaser.

(b) **Rule 144.** In addition, Purchaser has been advised that SEC Rule 144 promulgated under the 1933 Act, which permits certain limited sales of unregistered securities, is not presently available with respect to the Shares and, in any event, requires that the Shares be held for a minimum of one year, and in certain cases two years, after they have been purchased and paid for (within the meaning of Rule 144), before they may be resold under Rule 144.

5. **Compliance with State Securities Laws.** THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT, IF NOT YET QUALIFIED WITH THE CALIFORNIA STATE SECURITIES BOARD AND NOT EXEMPT FROM SUCH QUALIFICATION, IS SUBJECT TO SUCH QUALIFICATION, AND THE ISSUANCE OF SUCH SECURITIES, AND THE RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL UNLESS THE SALE IS EXEMPT. THE RIGHTS OF THE PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION BEING AVAILABLE.

6. **Rights as Shareholder.** Subject to the terms and conditions of this Agreement, Purchaser will have all of the rights of a shareholder of the Company with respect to the Shares from and after the date that Purchaser delivers payment of the Purchase Price until such time as Purchaser disposes of the Shares.

7. **Restrictive Legends and Stop-Transfer Orders.**

(a) **Legends.** Purchaser understands and agrees that the Company will cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares, together with any other legends that may be required by state or federal securities laws, or by the Bylaws of the Company, or by any other agreement between Purchaser and the Company or between Purchaser and any third party:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON PUBLIC RESALE, TRANSFER, RIGHT OF REPURCHASE AND RIGHT OF FIRST REFUSAL OPTIONS HELD BY THE ISSUER OR ITS ASSIGNEE(S) AS SET FORTH IN A RESTRICTED STOCK PURCHASE AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, AND IN THE ISSUER'S BYLAWS, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH PUBLIC SALE AND TRANSFER RESTRICTIONS AND THE RIGHT OF REPURCHASE AND RIGHT OF FIRST REFUSAL ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) **Stop-Transfer Instructions.** Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "***stop-transfer***" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) **Refusal to Transfer.** The Company will not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares have been so transferred.

(d) **Market Standoff Agreement.** Purchaser agrees in connection with any registration of the Company's securities that, upon the request of the Company or the underwriters managing any public offering of the Company's securities, Purchaser will not sell or otherwise dispose of any Shares without the prior written consent of the Company or such underwriters, as the case may be, for such period of time not to exceed one hundred eighty (180) days after the effective date of such registration, and subject to all restrictions as the Company or the underwriters may specify for employee-shareholders generally.

8. **Compliance with Laws and Regulations.** The issuance and transfer of the Shares hereunder will be subject to and conditioned upon compliance by the Company and Purchaser with all applicable state and federal laws and regulations and with all applicable requirements of any stock exchange on which the Company's Common Shares may be listed at the time of such issuance and transfer.

9. **Successors and Assigns.** The Company may assign any of its rights under this Agreement, including any right to purchase Shares pursuant to its Bylaws. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement will be binding upon Purchaser and Purchaser's heirs, executors, administrators, successors and assigns.

10. **Governing Law; Severability.** This Agreement will be governed by and construed in accordance with the laws of the State of California, excluding that body of laws pertaining to conflict of laws. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, such provision will be enforced to the maximum extent possible and the other provisions will remain effective and enforceable.

11. **Notices.** Any notice required or permitted hereunder will be given in writing and will be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified or registered mail, return receipt requested, with postage and fees prepaid, addressed to the other party at its address as shown at the time on the Company's records, or to such other address as such party may designate in writing from time to time to the other party.

12. **Further Instruments.** The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

13. **Entire Agreement; Modification.** This Agreement constitutes the entire agreement of the parties and supersedes all prior understandings and agreements between the parties hereto with respect to the specific subject matter hereof. This Agreement may not be modified or amended except in writing signed by a duly authorized representative of each party.

14. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered to the other party shall be deemed an original, and such counterparts together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth below, and ratifies its enforceability as of the Effective Date.

NEWSHOW MEDIA, INC.

By: ______________________

Sidney Kassouf,
Treasurer and Secretary

PURCHASER

____

Dean Zanetos

Address: 1020 N. Hollywood Way #120
Burbank, CA 91505

Exact Name(s) to appear on stock certificates:

Dean Zanetos

SIDNEY KASSOUF

EXHIBIT J

RESTRICTED STOCK PURCHASE AGREEMENT

This RESTRICTED STOCK PURCHASE AGREEMENT (the "***Agreement***") is made as of 7/31, 2014 (the "***Effective Date***"), by and between NEWSHOW MEDIA, INC. a California corporation (the "***Company***"), and SIDNEY KASSOUF (the "***Purchaser***").

The Company and Purchaser hereby agree as follows:

1. **Purchase of Shares.** On this date and subject to the terms and conditions of this Agreement, Purchaser hereby purchases from the Company, and the Company hereby sells to Purchaser, an aggregate of Thirteen Million Five Hundred Thousand (13,500,000) shares of the Company's Common Stock (the "***Shares***") for good and valuable consideration other than cash, as provided in Section 2 of this Agreement, valued at $1,350 (the "***Purchase Price***") or $0.0001 per share (the "***Purchase Price Per Share***"). The term "***Shares***" refers to the Shares purchased under this Agreement and includes all securities received (a) in replacement of the Shares, (b) as a result of share dividends or share splits in respect of the Shares, and (c) all securities or property received in replacement of the Shares in a recapitalization, merger, reorganization or the like.

2. **Delivery of Payment.** The Company acknowledges that Purchaser has already provided compensation equal to the Purchase Price in the form of services previously rendered to the Company, which services constitute full and complete payment and satisfaction of the Purchase Price for the Shares.

3. **Representations of Purchaser.** Purchaser represents and warrants to the Company that:

(a) Purchaser is purchasing the Shares for Purchaser's own account for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the Securities Act of 1933, as amended (the "***1933 Act***").

(b) Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares.

(c) Purchaser has had access to all information regarding the Company and its present and prospective business, assets, liabilities and financial condition that Purchaser reasonably considers important in making the decision to purchase the Shares, and Purchaser has had ample opportunity to ask questions of the Company's representatives concerning such matters and this investment.

(d) Purchaser is fully aware of (i) the highly speculative nature of the investment in the Shares, (ii) the financial hazards involved, (iii) the lack of liquidity of the Shares and the restrictions on transferability of the Shares (e.g., that Purchaser may not be able to sell or dispose of the Shares or use them as collateral for loans), and (iv) the qualifications and backgrounds of the principals of the Company.

(e) Purchaser is capable of evaluating the merits and risks of this investment, has the ability to protect Purchaser's own interests in this transaction and is financially capable of bearing a total loss of this investment.

(f) At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio or television, or any other form of general advertising in connection with the sale and purchase of the Shares.

4. **Compliance with Federal Securities Laws.** Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by Purchaser herein, the Shares have not been registered with the Securities and Exchange Commission ("***SEC***") under the 1933 Act, but have been issued under an exemption or exemptions from the registration requirements of the 1933 Act which impose certain restrictions on Purchaser's ability to transfer the Shares.

(a) **Restrictions on Transfer.** Purchaser understands that Purchaser may not transfer any Shares unless such Shares are registered under the 1933 Act or unless, in the opinion of counsel to the Company, an exemption from such registration is available. Purchaser understands that only the Company may file a registration statement with the SEC and that the Company is under no obligation to do so with respect to the Shares. Purchaser has also been advised that an exemption from registration may not be available or may not permit Purchaser to transfer all or any of the Shares in the amounts or at the times proposed by Purchaser.

(b) **Rule 144.** In addition, Purchaser has been advised that SEC Rule 144 promulgated under the 1933 Act, which permits certain limited sales of unregistered securities, is not presently available with respect to the Shares and, in any event, requires that the Shares be held for a minimum of one year, and in certain cases two years, after they have been purchased and paid for (within the meaning of Rule 144), before they may be resold under Rule 144.

5. **Compliance with State Securities Laws.** THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT, IF NOT YET QUALIFIED WITH THE CALIFORNIA STATE SECURITIES BOARD AND NOT EXEMPT FROM SUCH QUALIFICATION, IS SUBJECT TO SUCH QUALIFICATION, AND THE ISSUANCE OF SUCH SECURITIES, AND THE RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL UNLESS THE SALE IS EXEMPT. THE RIGHTS OF THE PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION BEING AVAILABLE.

6. **Rights as Shareholder.** Subject to the terms and conditions of this Agreement, Purchaser will have all of the rights of a shareholder of the Company with respect to the Shares from and after the date that Purchaser delivers payment of the Purchase Price until such time as Purchaser disposes of the Shares.

7. **Restrictive Legends and Stop-Transfer Orders.**

(a) **Legends.** Purchaser understands and agrees that the Company will cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares, together with any other legends that may be required by state or federal securities laws, or by the Bylaws of the Company, or by any other agreement between Purchaser and the Company or between Purchaser and any third party:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON PUBLIC RESALE, TRANSFER, RIGHT OF REPURCHASE AND RIGHT OF FIRST REFUSAL OPTIONS HELD BY THE ISSUER OR ITS ASSIGNEE(S) AS SET FORTH IN A RESTRICTED STOCK PURCHASE AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, AND IN THE ISSUER'S BYLAWS, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH PUBLIC SALE AND TRANSFER RESTRICTIONS AND THE RIGHT OF REPURCHASE AND RIGHT OF FIRST REFUSAL ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) **Stop-Transfer Instructions.** Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate ***"stop-transfer"*** instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) **Refusal to Transfer.** The Company will not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares have been so transferred.

(d) **Market Standoff Agreement.** Purchaser agrees in connection with any registration of the Company's securities that, upon the request of the Company or the underwriters managing any public offering of the Company's securities, Purchaser will not sell or otherwise dispose of any Shares without the prior written consent of the Company or such underwriters, as the case may be, for such period of time not to exceed one hundred eighty (180) days after the effective date of such registration, and subject to all restrictions as the Company or the underwriters may specify for employee-shareholders generally.

8. **Compliance with Laws and Regulations.** The issuance and transfer of the Shares hereunder will be subject to and conditioned upon compliance by the Company and Purchaser with all applicable state and federal laws and regulations and with all applicable requirements of any stock exchange on which the Company's Common Shares may be listed at the time of such issuance and transfer.

9. **Successors and Assigns.** The Company may assign any of its rights under this Agreement, including any right to purchase Shares pursuant to its Bylaws. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement will be binding upon Purchaser and Purchaser's heirs, executors, administrators, successors and assigns.

10. **Governing Law; Severability.** This Agreement will be governed by and construed in accordance with the laws of the State of California, excluding that body of laws pertaining to conflict of laws. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, such provision will be enforced to the maximum extent possible and the other provisions will remain effective and enforceable.

11. **Notices.** Any notice required or permitted hereunder will be given in writing and will be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified or registered mail, return receipt requested, with postage and fees prepaid, addressed to the other party at its address as shown at the time on the Company's records, or to such other address as such party may designate in writing from time to time to the other party.

12. **Further Instruments.** The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

13. **Entire Agreement; Modification.** This Agreement constitutes the entire agreement of the parties and supersedes all prior understandings and agreements between the parties hereto with respect to the specific subject matter hereof. This Agreement may not be modified or amended except in writing signed by a duly authorized representative of each party.

14. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered to the other party shall be deemed an original, and such counterparts together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth below, and ratifies its enforceability as of the Effective Date.

NEWSHOW MEDIA, INC.

By: ______________________
DEAN ZANETOS,
President

PURCHASER

____
SIDNEY KASSOUF

Address: 1020 N. Hollywood Way
#120
Burbank CA. 91505

Exact Name(s) to appear
on stock certificates:

SIDNEY KASSOUF

EXHIBIT K

ACTION BY WRITTEN CONSENT

OF THE DIRECTORS OF

BROADCAST 3DTV INC.

The undersigned, constituting the members of the Board of Directors of Broadcast 3DTV Inc., a California corporation (the "***Company***"), and acting pursuant to the authority contained in Section 307(b) of the California Corporations Code and the Bylaws of this corporation, hereby takes the following actions, adopts the following resolutions and transacts the following business of this Company by executing this Action by Written Consent of the Board of Directors.

APPROVAL OF ACQUISITION OF SHARES OF NEWSHOW MEDIA, INC.

WHEREAS, the Company has negotiated with all the shareholders of Newshow Media, Inc., a California corporation ("***Newshow***") for the acquisition by the Company of 100% of all outstanding shares of capital stock of Newshow in exchange for shares of common stock of the Company as described in a proposed written Plan and Agreement of Merger substantially in the form attached hereto as **Exhibit A** (the "***Agreement***");

WHEREAS, the Company is authorized to issue 125,000,000 shares of its voting stock and has issued only 29,821,429 shares of voting stock to date; and

WHEREAS, upon the consummation of the exchange of shares set forth in the Agreement, the shareholders of the Company immediately prior to such exchange shall own, immediately after such exchange, equity securities of the Company possessing more than five sixths of the Company's voting power and therefore no approval of the outstanding shares of any class of the Company is required for consummation of the proposed share exchange in accordance with Section 1201(b) of the California Corporation Code.

NOW, THEREFORE, BE IT RESOLVED, that the Company acquisition of 100% of all outstanding shares of the capital stock of Newshow in exchange for shares of common stock of the Company pursuant to the Agreement is hereby approved;

RESOLVED FURTHER, that the Company merge Newshow, its wholly-owned subsidiary corporation, into itself and assume all its obligations pursuant to California Corporations Code Section 1110;

RESOLVED FURTHER, that the officers of the Company be, and each of them with full authority to act without the others hereby is, authorized and directed, for and on behalf of the Company, to effectuate the Merger (as defined in the Agreement) immediately after the exchange of shares set forth in the Agreement;

Resolved Further, that the officers of the Company be, and each of them with full authority to act without the others hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver the Agreement and any and all other agreements, certificates or documents required or contemplated by the Agreement or deemed necessary or appropriate in connection therewith (collectively, the "***Transaction Documents***"), including, but not limited to, filing the Certificate of Ownership with the California Secretary of State to consummate the Merger as contemplated by the Agreement, and to take all actions deemed necessary or appropriate to consummate the share exchange described therein and cause the Company's obligations thereunder to be performed;

Resolved Further, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to any of the Transaction Documents, and such other agreements, certificates or documents, as any such officer of the Company shall deem necessary, and this consent shall be conclusive evidence of the approval of any such addition, modification, amendment or deletion;

Resolved Further, that the proper officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver one or more certificates for the Company's common stock in such form as may be approved by such officers in order to effectuate the share exchange contemplated by the Agreement;

Resolved Further, that the shares of common stock of the Company to be issued to the existing shareholders of Newshow in the share exchange contemplated by the Agreement shall be issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable blue sky laws, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices or other documents that are necessary or appropriate pursuant to federal or state securities laws;

Additional Filings

Resolved Further, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as such officer deems necessary or advisable in order to obtain such licenses, authorizations and permits as are necessary or desirable for the Company's business, and to fulfill such legal requirements as are applicable to the Company and its business and to complete the acquisition of Newshow as contemplated by the Agreement; and

GENERAL AUTHORIZING RESOLUTION

RESOLVED FURTHER, that the officers of the Company, each of them with full authority to act without the others, are authorized and directed to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional documents as they may deem necessary or appropriate in order to carry into effect the purposes and intent of the foregoing resolutions.

[REMAINDER OF PAGE INTENTIONAL LEFT BLANK]

This written consent is made effective as of 7/31, 2014, and may be executed in multiple counterparts, each one to be considered an original, and all of which together shall constitute one instrument. Facsimile copies of the signatures set forth below will be deemed to be original signatures for all purposes.

DIRECTORS:

DEAN ZANETOS

SIDNEY KASSOFF

Exhibit A

Plan and Agreement of Reorganization

EXHIBIT L

A0759104

FILED
Secretary of State
State of California
AUG 04 2014
1pc

C3497554 (SORU)

CERTIFICATE OF OWNERSHIP
OF

BROADCAST 3DTV INC.

Sidney Kassouf and Dean Zanetos hereby certify that:

1. They are the President and Secretary, respectively, of Broadcast 3DTV Inc., a California corporation.

2. This corporation owns 100% of the outstanding shares of Newshow Media, Inc., a California corporation.

3. The board of directors of this corporation duly adopted the following resolution:

> RESOLVED, that this corporation merge Newshow Media, Inc., its wholly-owned subsidiary corporation, into itself and assume all its obligations pursuant to California Corporations Code Section 1110.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing articles are true and correct to their own knowledge.

Executed on 7/31, 2014.

Dean Zanetos, President

Sidney Kassouf, Secretary

EXHIBIT M

ACTION BY WRITTEN CONSENT

OF THE DIRECTORS OF

NEWSHOW MEDIA, INC.

The undersigned, constituting the members of the Board of Directors of Newshow Media, Inc., a California corporation (the "***Company***"), and acting pursuant to the authority contained in Section 307(b) of the California Corporations Code and the Bylaws of this corporation, hereby takes the following actions, adopts the following resolutions and transacts the following business of this Company by executing this Action by Written Consent of the Board of Directors.

APPROVAL OF ACQUISITION OF SHARES BY BROADCAST 3DTV INC.

WHEREAS, Broadcast 3DTV Inc., a California corporation ("***Broadcast 3DTV***") has negotiated with all of the shareholders of the Company for the acquisition by Broadcast 3DTV of 100% of all outstanding shares of the Company in exchange for voting common shares of Broadcast 3DTV, and the subsequent merger of the Company into Broadcast 3DTV pursuant to California Corporations Code Section 1110, all as described in a proposed written Plan and Agreement of Reorganization substantially in the form attached hereto as **Exhibit A** (the "***Agreement***");

WHEREAS, the Board of Directors has determined that it is the best interest of the Company and the shareholders of the Company to enter into the Agreement and to consummate the exchange of shares contemplated therein.

NOW, THEREFORE, BE IT RESOLVED, that the Agreement and the proposed exchange of common shares of Broadcast 3DTV for 100% of all outstanding shares of the Company and the subsequent merger, as described in the Agreement, are approved by this Board of Directors;

RESOLVED FURTHER, that the officers of the Company be, and each of them with full authority to act without the others hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver the Agreement and any and all other agreements, certificates or documents required or contemplated by the Agreement or deemed necessary or appropriate in connection therewith (collectively, the "***Transaction Documents***"), and to take all actions deemed necessary or appropriate to consummate the share exchange described therein and cause the Company's obligations thereunder to be performed;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to any of the Transaction Documents, and such other agreements, certificates or documents, as any such officer of the Company shall deem necessary, and this consent shall be conclusive evidence of the approval of any such addition, modification, amendment or deletion;

RESIGNATION OF BOARD MEMBERS

RESOLVED FURTHER, that effective upon the consummation of the exchange of shares contemplated by the Agreement, each of the members of the Company's Board of Directors hereby resigns from the Board of Directors;

ADDITIONAL FILINGS

RESOLVED FURTHER, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as such officer deems necessary or advisable in order to obtain such licenses, authorizations and permits as are necessary or desirable for the Company's business, and to fulfill such legal requirements as are applicable to the Company and its business and to complete the acquisition of the Company as contemplated by the Agreement; and

GENERAL AUTHORIZING RESOLUTION

RESOLVED FURTHER, that the officers of the Company, each of them with full authority to act without the others, are authorized and directed to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional documents as they may deem necessary or appropriate in order to carry into effect the purposes and intent of the foregoing resolutions.

This written consent is made effective as of 7/31, 2014, and may be executed in multiple counterparts, each one to be considered an original, and all of which together shall constitute one instrument. Facsimile copies of the signatures set forth below will be deemed to be original signatures for all purposes.

DIRECTORS:

DEAN ZANETOS

SIDNEY KASSOUF

Exhibit A

Plan and Agreement of Reorganization

EXHIBIT N

PLAN AND AGREEMENT OF REORGANIZATION

This **PLAN AND AGREEMENT OF REORGANIZATION** (the "***Agreement***") is made and entered into as of this 7/31/, 2014 (the "***Effective Date***"), by and between **BROADCAST 3DTV INC.**, a California corporation (the "***Buyer***"), **NEWSHOW MEDIA, INC.**, a California corporation (the "***Company***"), and the stockholders of the Company set forth on **Exhibit A** hereto (each a "***Stockholder***" and collectively the "***Stockholders***").

RECITALS

WHEREAS, Stockholders are the owners of all of the outstanding shares of the Company (collectively, the "***Shares***");

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code, Buyer, the Stockholders and the Company will enter into a transaction pursuant to which the Stockholders shall tender to Buyer 100% of the outstanding capital stock of the Company in exchange for shares of common stock of the Buyer (the "***Reorganization***");

WHEREAS, immediately upon the occurrence of the Closing of the Reorganization, the Buyer shall effectuate a merger pursuant to California Corporations Code Section 1110 (the "***Merger***"), whereby the Company shall be merged with and into the Buyer, with the Buyer being the surviving company in such Merger;

WHEREAS, the Board of Directors of the Company has (i) determined that the Reorganization and the Merger is fair to, and in the best interests of, the Company and its stockholders and (ii) approved and adopted this Agreement, the Reorganization, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Buyer has (i) determined that the Reorganization and Merger are consistent with and in furtherance of the long-term business strategy of Buyer and fair to, and in the best interests of, Buyer and its shareholders and (ii) approved and adopted this Agreement, the Reorganization, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for Federal income tax purposes, the Reorganization is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "***Code***");

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

Agreement

1. Plan of Reorganization and Merger

1.1 The Plan. A plan of reorganization and merger of Buyer and Company pursuant to the provisions of Internal Revenue Code Section 368(a)(1)(B) is adopted as follows:

(a) Each Stockholder will transfer to Buyer the number of shares of capital stock of Company listed after his name in column 1 of **Exhibit A**, which together will constitute all of the issued and outstanding shares of stock of Company.

(b) In exchange for the number of shares transferred by each Stockholder, Buyer will issue and cause to be delivered to each Stockholder that number of validly issued, fully paid, fully vested and nonassessable shares of the common stock of Buyer (the "***Securities***") listed after the name of such Stockholder in column 2 of **Exhibit A**.

(c) Immediately upon the Closing, Buyer shall file a Certificate of Ownership, a form of which is attached hereto as **Exhibit B,** with the California Secretary of State to effectuate the Merger.

1.2 Further Assurances. Company agrees that if, at any time after the Closing Date, Buyer considers or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect or confirm in Buyer title to any property or rights of Company as provided herein, Buyer and any of its officers are hereby authorized by Company to execute and deliver all such proper deeds, assignments and assurances and do all other things reasonably necessary or desirable to vest, perfect or confirm title to such property or rights in Buyer and otherwise to carry out the purposes of this Agreement, in the name of Company or otherwise.

1.3 Intent on Tax Treatment. All consideration described in this Section 1 is delivered by the Buyer to the Stockholders solely in exchange for the Shares held by each Stockholder. It is the intention of all of the parties that, to the extent allowed by (i) the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "***Code***") and (ii) as applicable, the laws and regulations of governmental entities other than the Internal Revenue Service, that this transaction qualify as a tax-free "reorganization" under Section 368(a)(2)(B) of the Code.**1.4 Closing.** Subject to the conditions precedent set forth herein, the plan of reorganization shall be consummated (the "***Closing***") at the offices of White Summers Caffee & James, LLP, 541 Jefferson Ave., Suite 100, Redwood City, California 94063 at 10:00 a.m., Pacific Time on 7 31, 2014, or any other place and date that may be fixed by mutual consent of the parties.

2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE STOCKHOLDERS

To induce the Buyer to enter into and perform this Agreement, each Stockholder makes the following representations and warranties to the Buyer, effective as of the date and time of the Closing.

2.1 Good Title; Ownership. Each Stockholder owns the Shares designated as being owned by such Stockholder on **Exhibit A** hereto, free and clear of any lien, encumbrance, adverse claim, restriction on sale, transfer or voting (other than restrictions imposed by applicable securities laws), preemptive right, option or other right to purchase. Each Stockholder represents and warrants that he has not entered into any agreement or arrangement to sell, encumber, transfer, loan or otherwise affect the Shares.

2.2 Tax Matters. The Stockholders, and each of them, has had the opportunity to evaluate and to seek advice of counsel regarding the tax treatment of the transactions contemplated herein (or has waived the opportunity to do so). The Stockholders, and each of them, acknowledge and agree that they are not relying on and cannot rely on Buyer, or its counsel, for advice regarding the tax treatment of the transactions contemplated herein and that Buyer is not responsible for any adverse tax consequences to the Stockholders resulting from the transactions contemplated herein (other than as a result of a breach by the Buyer of any representations, warranties or covenants contained herein).

2.3 Exchange Entirely for Own Account. The Securities to be acquired by the Stockholder will be acquired for investment for the Stockholder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Stockholder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Stockholder further represents that the Stockholder does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

2.4 Restricted Securities. The Stockholder understands that the Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Stockholder's representations as expressed herein. The Stockholder understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Stockholder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Stockholder acknowledges that the Buyer has no obligation to register or qualify the Securities for resale. The Stockholder further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Buyer which are outside of the Stockholder's control, and which the Buyer is under no obligation and may not be able to satisfy.

2.5 No Public Market. The Stockholder understands that no public market now exists for any of the securities issued by the Buyer, and that the Buyer has made no assurances that a public market will ever exist for the Securities.

2.6 Legends. The Stockholder understands that the Securities and any securities issued in respect of or exchange for the Securities, may bear one or all of the following legends:

(a) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE BUYER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in the other Agreements or the Bylaws of the Buyer.

(c) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company hereby represents and warrants, as of the Effective Date:

3.1 Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of California. The Company has the corporate power to own its properties and to carry on its businesses as now being conducted and are duly qualified to do business. The Company has all requisite power and authority and, to the Company's knowledge, all authorizations, licenses and permits necessary to own and operate its assets and to conduct the business as now conducted and as presently proposed to be conducted.

3.2 Corporate Records. The Company has provided to Buyer for its examination (i) copies of all records required to be set forth of all proceedings, consents, actions, and meetings of Stockholders and the Board of Directors of the Company, (ii) all permits, orders, and consents issued by any governmental body with respect to the Company and (iii) copies of the Company's stock ledgers. The corporate records of the Company are complete and accurate in all material respects.

3.3 Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 29,000,000 shares of the capital stock of the Company, par value $0.0001. There were issued and outstanding as of the date of this Agreement, 29,000,000 shares of the capital stock of the Company. **Exhibit A** sets forth a complete and accurate list of the stockholders of the Company. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and are free of any liens, and are not subject to preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, the Articles of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound.

(b) There are no other outstanding shares of capital stock or voting securities of the Company and no outstanding commitments by the Company to issue any shares of its capital stock or voting securities after the Effective Date.

3.5 Conflicts; Consents and Approvals. Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with, or result in a breach or violation of, any provision of the Articles of Incorporation or Bylaws of the Company. No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any governmental entity or other regulatory authority is required in order to permit the Company to consummate the Reorganization or perform its obligations under this Agreement.

3.6 Taxes. The Company has timely filed (after giving effect to any extensions) all tax returns required to be filed by it. The Company has timely paid or caused to be timely paid all taxes reflected in such tax returns. No tax return of the Company is under audit or, to the knowledge of the Company, examination by any taxing authority, and no notice of such an audit or examination has been received by the Company.

3.7 Compliance with Laws; No Litigation. The Company has complied in all material respects with all federal, state, local or foreign statute, law or regulation with respect to the conduct of its business. There is no action, suit, proceeding, claim, arbitration or investigation pending or threatened against the Company. There is no judgment, decree or order against the Company, or any of its directors or officers that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

3.8 Tax Matters. The Company has had the opportunity to evaluate and to seek advice of counsel regarding the tax treatment of the transactions contemplated herein (or has waived the opportunity to do so). Company acknowledges and agrees that it is not relying on Buyer, or its counsel, for advice regarding the tax treatment of the transactions contemplated herein and that Buyer is not responsible for any adverse tax consequences to Company resulting from the transactions contemplated herein.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

The Buyer hereby makes the following representations and warranties to the Company, as of the Effective Date:

4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of California. The Buyer has the corporate power to its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in California. The Buyer is not in violation of its Amended and Restated Articles of Incorporation or Bylaws. The Buyer has all requisite power and authority and, to the Buyer's knowledge, all authorizations, licenses and permits necessary to own and operate its assets and to conduct the business as now conducted and as presently proposed to be conducted.

4.2 Corporate Power and Authority. The Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity.

4.3 Conflicts; Consents and Approvals. . Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, will (i) conflict with, or result in a breach or violation of, any provision of the Amended and Restated Articles of Incorporation or Bylaws of the Buyer. No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any governmental entity or other regulatory authority is required in order to permit the Buyer to consummate the Reorganization or Merger or perform its obligations under this Agreement.

4.5 Compliance with Laws. The Buyer has complied in all material respects with all federal, state, local or foreign statute, law or regulation with respect to the conduct of its business. There is no action, suit, proceeding, claim, arbitration or investigation pending or threatened against the Buyer. There is no judgment, decree or order against the Buyer, or any of its directors or officers that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

5. CONDITIONS TO CLOSING

5.1 Conditions to Buyer's Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing: (i) Holders of no less than one hundred percent (100%) of the issued and outstanding Shares shall have tendered their respective Shares to effectuate the transactions contemplated herein; (ii) The representations and warranties of the Company set forth in Article III and of the Stockholders set forth in Article II shall be true and correct in all material respects at and as of the Closing; and (iii) The Company and the Stockholders shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement on or prior to the Closing.

5.2 Conditions to the Obligations of the Company and the Stockholders.

The obligation of the Company and the Stockholders to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing: (i) Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement on or prior to the Closing; and (ii) The representations and warranties of the Buyer set forth in Article IV shall be true and correct in all material respects at and as of the Closing.

6. TERMINATION

6.1 Termination. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the Buyer, the Company and the Stockholders.

6.2 Effect of Termination. In the event of termination of this Agreement by the parties as provided above, this Agreement shall forthwith become void and of no further force and effect.

7. MISCELLANEOUS PROVISIONS

7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

7.2 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by and construed under the laws of the State of California, as applied to agreements among California residents entered into and to be performed entirely within California without giving effect to principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Los Angeles County, State of California, in connection with any matter based upon or arising out of this Agreement.

7.3 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

7.6 Amendments and Waivers. Except as otherwise provided herein, this Agreement may be amended, or any provision of this Agreement may be waived, so long as any such amendment or waiver is set forth in a writing executed by each party hereto and affected thereby.

7.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision or provisions were so excluded and shall be enforceable in accordance with its terms.

7.8 Entire Agreement. This Agreement and the documents referred to herein constitute the full and entire understanding and agreement among the parties.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Plan and Agreement of Reorganization as of the date first written above.

COMPANY:

NEWSHOW MEDIA, INC.

By: ____________________

Name: DEAN ZANETOS

Title: President and CEO

BUYER:

BROADCAST 3DTV INC.

By: ____________________

Name: SIDNEY KASSOUF

Title: President and CEO

STOCKHOLDERS:

____
DEAN ZANETOS

____
SIDNEY KASSOUF

EXHIBIT A

STOCKHOLDERS

Name	**Column 1** Shares of Company Owned	**Column 2** Shares of Buyer Common Stock to be Tendered
Sidney Kassouf	13,500,000	13,500,000
Dean Zanetos	15,500,000	15,500,000
Total	**29,000,000**	**29,000,000**

EXHIBIT B

CERTIFICATE OF OWNERSHIP

EXHIBIT O

Law office of

William A. Birdwell

Intellectual Property Attorney

Office: 503-290-2425
Cell: 503-545-2797
billbirdwell@wabiplaw.com
www.wabiplaw.com

Portland Office:
805 SW Broadway, Suite 2440
Portland, OR 97205

Los Angeles Office:
11400 West Olympic Blvd, Suite 200
Los Angeles, CA 90064

August 1, 2014

Via Email & US Mail

Sidney Kassouf, President
Broadcast 3DTV, Inc.
1020 North Hollywood Way, #120
Burbank, CA 91505

Re: U.S. Patent Application No. 14/051,407
"System for Distributing Auto-Stereoscopic Images"
Our Ref: P00012-02US

Dear Sidney:

Enclosed for your records are copies of the above-identified patent application as filed with the U.S. Patent and Trademark Office on October 16, 2013, its official filing receipt, and a Preliminary Amendment filed on July 29, 2014. We will keep you informed of further developments in the application.

Please contact me if you have any questions.

Sincerely

Bill

William A. Birdwell
Enclosures
cc: John Tamkin, Ph.D.

RECEIVED
JUN 09 2014
BY: [signature]

UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
14/051,407	10/10/2013	2872	2760	P00012-02US	48	7

CONFIRMATION NO. 5076

UPDATED FILING RECEIPT

102505
Law Office of William A. Birdwell
805 SW Broadway
Suite 2440
Portland, OR 97205

OC000000068774418

Date Mailed: 06/02/2014

Receipt is acknowledged of this non-provisional patent application. The application will be taken up for examination in due course. Applicant will be notified as to the results of the examination. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Inventor(s)

Sidney Kassouf, Burbank, CA;

Applicant(s)

Sidney Kassouf, Burbank, CA;

Power of Attorney: None

Domestic Priority data as claimed by applicant

This appln claims benefit of 61/712,208 10/10/2012

Foreign Applications for which priority is claimed (You may be eligible to benefit from the **Patent Prosecution Highway** program at the USPTO. Please see http://www.uspto.gov for more information.) - None.
Foreign application information must be provided in an Application Data Sheet in order to constitute a claim to foreign priority. See 37 CFR 1.55 and 1.76.

If Required, Foreign Filing License Granted: 10/25/2013

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 14/051,407**

Projected Publication Date: 09/11/2014

Non-Publication Request: No

Early Publication Request: No
**** SMALL ENTITY ****

Title

System for distributing Auto-Stereoscopic Images

Preliminary Class

359

Statement under 37 CFR 1.55 or 1.78 for AIA (First Inventor to File) Transition Applications: No

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process **simplifies** the filing of patent applications on the same invention in member countries, but **does not result** in a grant of "an international patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4258).

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and Security, Department of Commerce (15 CFR parts 730-774); the Office of Foreign AssetsControl, Department of Treasury (31 CFR Parts 500+) and the Department of Energy.

NOT GRANTED

No license under 35 U.S.C. 184 has been granted at this time, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" DOES NOT appear on this form. Applicant may still petition for a license under 37 CFR 5.12, if a license is desired before the expiration of 6 months from the filing date of the application. If 6 months has lapsed from the filing date of this application and the licensee has not received any indication of a secrecy order under 35 U.S.C. 181, the licensee may foreign file the application pursuant to 37 CFR 5.15(b).

SelectUSA

The United States represents the largest, most dynamic marketplace in the world and is an unparalleled location for business investment, innovation, and commercialization of new technologies. The U.S. offers tremendous resources and advantages for those who invest and manufacture goods here. Through SelectUSA, our nation works to promote and facilitate business investment. SelectUSA provides information assistance to the international investor community; serves as an ombudsman for existing and potential investors; advocates on behalf of U.S. cities, states, and regions competing for global investment; and counsels U.S. economic development organizations on investment attraction best practices. To learn more about why the United States is the best country in the world to develop technology, manufacture products, deliver services, and grow your business, visit http://www.SelectUSA.gov or call +1-202-482-6800.

Electronic Acknowledgement Receipt

EFS ID:	19720298
Application Number:	14051407
International Application Number:	
Confirmation Number:	5076
Title of Invention:	System for distributing Auto-Stereoscopic Images
First Named Inventor/Applicant Name:	Sidney Kassouf
Customer Number:	102505
Filer:	William A. Birdwell/George Painter
Filer Authorized By:	William A. Birdwell
Attorney Docket Number:	P00012-02US
Receipt Date:	29-JUL-2014
Filing Date:	10-OCT-2013
Time Stamp:	19:22:00
Application Type:	Utility under 35 USC 111(a)

Payment information:

Submitted with Payment	no

File Listing:

Document Number	Document Description	File Name	File Size(Bytes)/ Message Digest	Multi Part /.zip	Pages (if appl.)
1	Preliminary Amendment	PreliminaryAmendment.pdf	21319 [illegible]	no	1

Warnings:

The page size in the PDF is too large. The pages should be 8.5 x 11 or A4. If this PDF is submitted, the pages will be resized upon entry into the Image File Wrapper and may affect subsequent processing					
Information:					
2	Drawings-only black and white line drawings	Drawings.pdf	188371 02d07ae79cb8038a55dd24291a7d4c50f9e36167	no	5
Warnings:					
Information:					
Total Files Size (in bytes):			209690		

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111
If a new application is being filed and the application includes the necessary components for a filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application.

National Stage of an International Application under 35 U.S.C. 371
If a timely submission to enter the national stage of an international application is compliant with the conditions of 35 U.S.C. 371 and other applicable requirements a Form PCT/DO/EO/903 indicating acceptance of the application as a national stage submission under 35 U.S.C. 371 will be issued in addition to the Filing Receipt, in due course.

New International Application Filed with the USPTO as a Receiving Office
If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.

IN THE UNITED STATES PATENT AND TRADEMARK OFFICE

Re:	U. S. Patent Application No. 14/051,407	Confirmation No.: 5076
Inventor:	Sidney KASSOUF	
For:	SYSTEM FOR DISTRIBUTING AUTO-STEREOSCOPIC IMAGES	
Filed:	October 10, 2013	
Examiner:	Mehrdad Dastouri	
Date:	July 29, 2014	

Mail Stop Amendment
Commissioner of Patents
P. O. Box 1450
Alexandria, VA 22313-1450

PRELIMINARY AMENDMENT

Commissioner:

Please amend the above-identified application by inserting the enclosed five sheets of drawings, numbered Figs. 1 through 9, that were inadvertently omitted from the above-identified application at filing.

These drawings are identical to the Figs. 1 through 9 of Provisional Application No. 61/712,208, filed October 10, 2012, the entire contents of which were incorporated by reference in the specification of the present application at page 1, paragraph 1. Therefore, this amendment does not introduce any new matter.

The Examiner is encouraged to contact the undersigned with any questions.

Sincerely,

/William A. Birdwell/

William A. Birdwell
Reg. No. 27,181

Law Office of William A. Birdwell
805 S.W. Broadway, Suite 2440
Portland OR 97205
(503) 419-3013


10
CONTENT PROVIDER
14
3D CONTENT
(PAIRS OF STEREOSCOPIC IMAGES)
12
16
SERVICE PROVIDER
CONTENT
PROCESSING
18
22
WEB SERVER
IMAGE PROCESSING
SOFTWARE
26
TOKEN
MEMORY
21
36
OPTICAL
MASK
24
CONTENT
STORAGE
19
ACCOUNT
MEMORY
23
TOKEN
VERIFICATION
SOFTWARE
42
LENS
ATTACHMENT
38
COMMON
CARRIER
INTERNET
17
40
SUBSCRIBER
DEVICE
TOKEN
RETAIL STORE
DISPLAY
SCREEN
32
30
CAMERA
40
SUBSCRIBER
28

FIG. 1


A
B
V
H
A'
B'
20

FIG. 2


26
A
B

FIG. 3


$P_{A(1,1)}$
$P_{A(1,2)}$
$P_{A(1,3)}$
$P_{A(1,N)}$
$P_{A(2,1)}$
$P_{A(2,2)}$
A
M
$P_{A(M,1)}$
$P_{A(M,2)}$
N
$P_{B(1,1)}$
$P_{B(1,2)}$
$P_{B(1,3)}$
$P_{B(1,M)}$
$P_{B(2,1)}$
$P_{B(2,2)}$
B
M
$P_{B(M,1)}$
$P_{B(M,2)}$
N

FIG. 4


A
B
A1
A2
A3
A4
AN
B1
B2
B3
B4
BN

FIG. 5


20
B1
B3
B5
A'
B'
A1
A3
A5

FIG. 6


34
B1
B3
B5
A1
A3
A5

FIG. 7


Q
1
P
C1
C2
C3
CQ

FIG. 8


W2
W1
OM2
C1
C2
C3
OM1

FIG. 9


D
50
52
CN R
CN-1 L
COMN
RIGHT EYE PUPIL ρR
54
56
C6 L
C5 R
C4 L
C3 R
C2 L
C1 R
COM3
COM2
COM1
LEFT EYE PUPIL ρL

Fig. 10


CN R
CN-1 L
RIGHT EYE PUPIL ρR
54
56
C6 L
C5 R
C4 L
C3 R
C2 L
C1 R
COM3
COM2
COM1
LSR
LSG
LSB
12
LEFT EYE PUPIL ρL

Fig. 11

Fig. 12A


R=255
G=255
B=255
C6
L
C5
R
C4
L
C3
R
C2
L
LSR
C1
R
LSG
LSB
COM4
COM3
COM2
COM1

Fig. 12B


R=175
G=255
B=255
C6
L
C5
R
C4
L
C3
R
C2
L
C1
R
P1,1
COM4
COM3
COM2
COM1

Fig. 12C


R=255
G=255
B=175
C6
L
C5
R
C4
L
C3
R
C2
L
C1
R
P1,1
COM4
COM3
COM2
COM1

Fig. 13


RED
GREEN
BLUE

Fig. 14A


58
62
62
60
62
62

Fig. 14B


64
66
62

Fig. 14C


70
72
74

Fig. 15



Fig. 16



IN THE UNITED STATES PATENT AND TRADEMARK OFFICE

Cross Reference to Other Applications

The application claims priority to US Patent Application No. 61/712,208 which was filed on October 10, 2012 and is a provisional application and as such is incorporated herein by reference in its entirety.

Technical Field

The embodiments of the present invention disclosed herein relate generally to the field of distributing auto-stereoscope images to remote viewers, and more particularly to distributing such images as digital video over the Internet.

Background

3D image data are stereoscopic (or binocular), comprising pairs of stereoscopic images, each pair representing the same scene viewed from slightly different vantage points, to stimulate viewing the scene through two eyes. Each image of a stereoscopic pair of images therefore corresponds to a different one of the two eyes, and 3D image display technologies must ensure that each eye receives only the image corresponding to that eye with the other image being blocked or filtered out.

Three-dimensional ("3D") images, like two-dimensional ("2D") images, are viewed with an intended orientation relative to the viewer's eyes, in which from the user's perspective there is a "top" of the image, a "bottom" of the image, and "left" and "right" sides of the image. If the image is digital, it is defined by pixels arranged in a matrix that define rows running from left to right, and columns running from top to bottom (the columns run vertically, and the rows run horizontally, as the image is normally viewed).

Even if the image is not in digital form or has not been digitized, e.g., where it exists only on film, it can be specified as being defined by a finite number of pixels of a given size, where the image resolution is proportional to the number of pixels, and inversely proportional to the size of the pixels.

Most commonly, the two stereoscopic images are merged into a composite stereoscopic image in which the two stereoscopic images are distinctly coded, such as by color or light polarization, and interleaved with one another. Thus if each stereoscopic image has a resolution of X, the composite stereoscopic image will likewise have a resolution of X. Thus the pair of stereoscopic images taken together will have a resolution (or number of pixels) that is twice that of the resulting composite stereoscopic image; or looked at in reverse, the composite stereoscopic image will have only have the resolution of the pair of stereoscopic images taken together.

A pair of stereoscopic images corresponds to a single video frame, so they must be transmitted, for display in real-time, within the video frame rate, typically 1/60 second.

In the active shutter technology, the two stereoscopic images are transmitted sequentially; but again, for display in real-time, both must be transmitted within the video frame rate.

In general then, 2X pixels will need to be transmitted within the time defined by the video frame rate to enjoy full resolution of a 3D image, whereas only X pixels would have been required to enjoy the same resolution if the image were displayed in 2D. Since transmission bandwidth is normally a limiting factor in the transmission of video data, it is more practical, if the video is to be streamed or viewed in real-time, to transmit the composite stereoscopic image instead of the pair of stereoscopic images and sacrifice resolution.

A number of different 3D display technologies are currently in use. These technologies are typically used for displaying 3D video, but they can be used to display 3D still images as well.

Typically, the two stereoscopic images of a pair of stereoscopic images are distinctly coded such as by color or by light polarization, and the viewer must wear special glasses with distinctly different lenses for each eye, each lens having a filter suitable for passing only the image intended for that eye.

A different approach is known as "active shutter" display technology, which also requires special glasses. Here the two stereoscopic images are streamed in sequence, and the lenses of the glasses are independently controlled to either pass or block light from the display screen in appropriate synchronization.

Viewers generally prefer not to be required to wear special glasses to view 3D content, and to address this preference, there are a number of auto-stereoscopic display technologies that eliminate this requirement. These can be broadly categorized as being either "volumetric" technologies, such as holography, and "flat panel" technologies that display 3D from an essentially flat (from the viewer's perspective) display screen.

The flat panel auto-stereoscopic display technologies utilize two basic methods for distinguishing the two stereoscopic images of a stereoscopic image pair, namely, lenticular, and parallax blocking.

In the lenticular display technology, the panel is provided with a series of columnar lenses overlaying the columns of the display screen. Each lens preferentially directs the light emitted or reflected from the column (or columns) in particular directions within a limited range, so that the image defined by the column (or columns) is visible only if the eye is (or eyes are) within that range.

In the parallax blocking technology, the panel is provided with a mask defining a series of alternating and periodically spaced-apart stripes of opaque material, between which are defined corresponding light transmissive stripes. The stripes are aligned with the columns and overlay the display screen, but they are spaced some distance away, in front of the display screen, to generate parallax between the stripes of the mask and the columns of the display. Then, depending on the location of the viewer's eye, the parallax may be such as to either allow or prevent the viewer from being able to see one or more of the columns under the mask.

The lenticular technology is most often used for inexpensively displaying still images in 3D, or multiple 2D images (where different images are seen from respective different directions). In common usage, a molded lenticular screen is adhered on top of an image on a greeting card, or on packaging for consumer items, for example.

The parallax blocking technology is currently the technology of choice for displaying 3D video. It has been incorporated into 3D video cameras and televisions typically by use of patterned liquid crystal material, built-on to the display screen, which is turned on to define the opaque stripes when it is desired to view data in 3D, and turned off to allow the display to be used for viewing 2D images. This has cost and convenience drawbacks, which the present invention is directed to solving.

Summary

Systems for distributing auto-stereoscopic images are disclosed herein. Among other things, the system provides for a method for providing a parallax blocking mask for attachment to the display device having a flat panel display screen and a particular configuration so as to enable auto-stereoscopic viewing with the display device. This method includes the steps of creating the mask at a first location, and sending the mask to a second location remote from the first location by common carrier, so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

The following additional features may be provided within the method for providing a parallax blocking mask, either separately or in combination: (1) providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging the stripes to define a spatial duty cycle that is either substantially less than 50%, or more preferably within the range 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible; and (2) where the display device displays an array of pixels and the pixels define columns, arranging the stripes so that they are periodically repeated at intervals equal to two of the columns.

The following feature may also be provided within the method for providing a parallax blocking mask, either alone or in combination with either or both of the features (1) and (2): (3) forming one or more composite stereoscopic images from a respective one or more stereoscopic image pairs, selecting, from within the image display device, data from each composite image obtained from just one of the associated stereoscopic image pairs, and displaying the data on the display screen with the mask mounted to the image display device.

The feature (3), in any combination within the method for providing a parallax blocking mask in which it is provided, may be combined with another feature (4) of storing the one or more composite images in the image display device.

The system also provides for a method for distributing 3D image content derived from one or more stereoscopic image pairs. This method includes forming respective compressed composite stereoscopic images from the one or more stereoscopic image pairs, storing the one or more compressed composite stereoscopic images on an Internet web server, downloading the one or more compressed composite stereoscopic images from the Internet web server to a remote image display device having a display screen, interleaving the one or more compressed composite stereoscopic images within the remote image display device, and displaying the interleaved one or more compressed composite stereoscopic images on the display screen.

The following additional features may be provided within the method for distributing 3D image content, either separately or in combination: (1) anamorphically compressing the one or more stereoscopic images; and (2) creating a parallax blocking mask having alternating and periodically space-apart stripes of substantially opaque material, each stripe having an equal width, wherein the display device defines an array of pixels arranged in columns, each column having an equal width, the step of creating including defining the width of the stripes based on the width of the columns, and sending the created mask to a remote location so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

The following feature may also be provided within the method for distributing 3D image content, either alone or in combination with either or both of the features (1) and (2): (3) providing a software application for performing said step of interleaving that is specially adapted for use in the remote image display device; and downloading the software application from the Internet web service to the remote image display device.

The feature (3), in any combination within the method for distributing 3D image content in which it is provided, may be combined with another feature (4) of producing multiple compressed composite stereoscopic images, wherein said step of downloading includes transmitting each compressed composite stereoscopic image over the Internet at a standard television frame rate.

The system also provides for a parallax blocking mask for an auto-stereoscopic image display device having a flat panel display screen, the blocking mask comprising alternating and periodically spaced-apart stripes of substantially opaque material defining a spatial duty cycle that is substantially less than 50%, or more preferably within the range 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible.

The following additional features may be provided in the parallax blocking mask either separately or in combination: (1) the blocking stripes are permanently opaque; and (2) where the display device defines an array of pixels arranged in columns, the blocking stripes are periodically repeated at intervals equal to two of the columns.

The system also provides for an auto-stereoscopic display system, including a flat panel display, a parallax blocking mask attached to the flat panel display, the mask comprising a plurality of parallax blocking stripes defining a spatial duty cycle that is less than 50%, or more preferably within the ranged 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible, and a signal processor disposed within the display system adapted to receive one or more pairs of stereoscopic images, interleave the images horizontally, and display the interleaved images so that when the blocking stripes of the mask are aligned with respective columns of pixels in the display, an auto-stereoscopic image is produced by the mask.

Preferably within the auto-stereoscopic display system, the spatial duty cycle of the blocking stripes is essentially one-third substantially opaque to two-thirds substantially transmissive.

The system also provides for a method for providing 3D television content over a communications channel. This method includes the steps of providing a server adapted to receive 3D image content and distribute that content over the communications channel to a selected subscriber as pairs of stereoscopic images, providing to the selected subscriber a parallax blocking mask adapted to overlay a flat panel display so as to produce auto-stereoscopic images in response to a display of interleaved pairs of stereoscopic images, and providing to the subscriber application software suitable for use by the display to receive the pairs of stereoscopic images and produce and display interleaved pairs of stereoscopic images.

The method for providing 3D television content over a communications channel may include providing a token to the subscriber for identifying the subscriber to the server to request receipt of 3D image content from the server, and providing administrative software within the server to receive a token sent over the communications channel, verify that the token qualifies the subscriber to receive 3D image content and, if so, send selected 3D image content to the subscriber.

It is to be understood that this summary is provided as a means for generally determining what follows in the drawings and detailed description, and is not intended to limit the scope of the invention. The foregoing and other objects, features, and advantages of the invention will be readily understood upon consideration of the following detailed description taken in conjunction with the accompanying drawings.

Brief Description of the Drawings

Figure 1 is a block diagram of a preferred system for distributing auto-stereoscopic images according to the invention.

Figure 2 is a schematic diagram of a process of combining the images of a pair of stereoscopic images to form a composite stereoscopic image.

Figure 3 is a schematic diagram of the overlapping field of the two stereoscopic images of a stereoscopic image pair.

Figure 4 is a schematic diagram of the two stereoscopic images of a stereoscopic pair as defined by corresponding arrays of pixels.

Figure 5 is a schematic diagram corresponding to Figure 4, showing columns defined by the two stereoscopic images.

Figure 6 is a schematic diagram corresponding to Figure 5, showing a composite stereoscopic image according to the invention.

Figure 7 is a schematic diagram of an interleaved composite stereoscopic image obtained from the composite stereoscopic image of Figure 6.

Figure 8 is a schematic diagram of a display service showing pixels of the display device and corresponding columns.

Figure 9 is a schematic diagram of an enlarged portion of the display device of Figure 8, in combination with an optical mask according to the present invention.

Figure 10 is a schematic diagram of a horizontal cross section of a monochromatic display device and a typical prior art parallax barrier mask showing columns of display pixels and viewer pupil positions to perceive stereoscopic images.

Figure 11 is a schematic diagram of a horizontal cross section of a color display device and a typical prior art parallax barrier mask showing columns of red, green and blue display pixels and viewer pupil positions to perceive stereoscopic images.

Figure 12A is the schematic of Figure 11 together with reference values of red, green and blue light intensity passing through transparent columns of the mask.

Figure 12B is the schematic of Figure 12A with the mask moved to the right.

Figure 12C is the schematic of Figure 11 with the mask moved to the left.

Figure 13 is an illustration of how red, green and blue colors mix when they overlap.

Figure 14A shows front view and end view representations of the density of a section of a binary parallax barrier mask.

Figure 14B shows front view and end view representations of the density of a section of a first sloped transition parallax barrier mask.

Figure 14C shows front view and end view representations of the density of a section of a second sloped transition parallax barrier mask.

Figure 15 is a front view of a grey scale density parallax barrier mask.

Figure 16 is a front view of a barrier mask whose density accords with a diffusion dither transform of the grey scale density mask of Figure 15.

Detailed Description of Preferred Embodiments

Content Provider and Service Provider

Figure 1 shows a preferred system 10 for distributing auto-stereoscopic images, or "content", according to the present invention. The system includes a "content provider" 12 and a "service provider" 16. The content provider is a source of stereoscopic image pairs, referred to as "3D content" 14, which may be obtained in any known manner and provided in any known form.

The stereoscopic image pairs are typically a part of a video production, in which case there will be many of the stereoscopic image pairs associated together for sequential viewing, but they may represent stand-alone still images as well.

The 3D content 14 is provided by the content provider 12 to the service provider 16, preferably according to the terms of a pre-arranged agreement between the content provider and the service provider. The 3D content is typically in digital form, but this is not essential. The 3D content may be downloaded to the service provider over the Internet, but it could also be mailed in the form of hard media such as film or digital video disc (DVD). The format of the 3D content and the manner of its transmission or conveyance to the service provider 14 is not an important aspect of the invention.

With additional reference to Figure 2, the service provide 14 includes a "content processing" module 18 that receives the 3D content 14 and, if not it is not in digital form already, digitizes it to produce digital stereoscopic image pairs A and B. It should be understood that each image of the pair represents the same scene at the same time seen from a different vantage point, where the vantage points of the two images A and B are within a limited distance from one another, typically 2.5" corresponding to the average separation of a viewer's eyes. Two camera lenses are utilized to view respectively the images A and B, with the fields of view of the two lenses overlapping. The result is illustrated graphically in Figure 3, showing an overlapping area 26 in which the same objects are visible in both images A and B.

The content processing module 18 preferably further includes software for combining the stereoscopic image pairs A and B to form a corresponding composite stereoscopic image 20. Figure 2 illustrates this result, in which the composite stereoscopic image 20 includes two halves A′ and B′, which are each horizontally, but not vertically (reference the axes "V" (vertical) and "H" (horizontal)), "compressed" versions of the images A and B, respectively. This is referred herein as an "anamorphic" compression, by which whole columns of pixels are eliminated from the A and B images, as will next be explained.

Figure 4 shows the pixelated form of the pair of stereoscopic images A and B of Figure 2. Image A is either actually or conceptually represented by pixels $P_{A(m,n)}$ where "m" is an integer ranging from 1 to "M", and "n" is an integer ranging from 1 to "N", and where M is the total number of rows and N is the total number of columns of the image A. Likewise, image B is either actually or conceptually represented by pixels $P_{B(m,n)}$. A few of these pixels are shown, it being understood that both images have M X N total pixels, arranged in M rows and N columns. Figure 4 represents 3D content as it is received from the content provider 10.

Figure 5 corresponds to Figure 4, showing particularly the columns N in the images A and B, namely (from left to right) A_1, A_2 ... A_N; and B_1, B_2, ... B_N. So there are 2N total columns. It is desired to be able to transmit the 2N columns at the standard video frame rate, i.e., the frame rate at which, normally, only N columns are transmitted, corresponding to a single 2D image of resolution M x N.

Thus it is desired to eliminate half the data, and the anamorphic data reduction is preferably accomplished by eliminating alternating pairs of corresponding columns, e.g., eliminating columns A_2, A_4, A_6 etc. in the image A, to form the anamorphically compressed image of A′ of Figure 2, and eliminating corresponding columns B_2, B_4, B_6, etc. in the image B, to form the anamorphically compressed image B′. However, other strategies for eliminating columns could be used without departing from the principles of the invention.

Turning to Figure 6, the anamorphically compressed images A′ and B′ are concatenated to form an anamorphic composite stereoscopic image 20 that is ready for transmission. The width of the anamorphic composite stereoscopic image is W = N, since the width of each stereoscopic image of the original stereoscopic image pairs has been reduced in width from N to N/2 by the elimination of one-half of the original columns. Thus the anamorphic composite stereoscopic has a resolution M x N, the same as a single one of the stereoscopic images of a stereoscopic image pair.

Such compression is desired for video images so that the data contained in the images are reduced sufficiently to allow 3D content to be transmitted from the service provider over the Internet, to a subscriber 28, within the available bandwidth at the standard video frame rate. However, such processing may be omitted if the available bandwidth is large enough that it does not impose a limitation. Moreover, where image compression is desired, other compression strategies could be used, either lossy or lossless. Also, the video frame rate is not generally a limitation for still images, but still images are preferably anamorphically compressed in the same way as video data for consistency.

The anamorphic composite stereoscopic images 20 are stored by the service provider 16 in a "content storage" memory 24, which is shown in residing within a "web server" 22, but which need only be accessible by the web server 22. Alternatively, if it is not necessary to form compressed or composite images, the stereoscopic image pairs may themselves be stored in the memory 24. For purposes of discussion, it will be assumed that anamorphic composite stereoscopic images will be formed and stored in the memory 24.

Service Provider and Subscriber

The service provider 16 also interacts with a subscriber 28, preferably according to the terms of a pre-arranged agreement between the service provider and the subscriber. Particularly, the service provider provides the following services to the subscriber: (1) downloading, over the Internet, the anamorphic composite stereoscopic images to a "subscriber device" 30, which is typically a smart phone but which could be any camera, phone, computer or television having a flat panel display screen 32: (2) downloading or otherwise providing "image processing software" 26 to the subscriber device (3); and (3) providing an "optical mask" 36 to the subscriber.

The service (1) may be provided in any known commercial form, such as subscription TV, video on demand, and pay per view, and the images may be stored in a memory (not shown) of the subscriber's device for either controlled or uncontrolled periods of time.

Under the service (2), the image processing software is preferably downloaded over the Internet to the subscriber device 30 as a result of the subscriber communicating a "token" 17 to the web server 22, the token having been issued to the subscriber by the service provider 16.

However, the image processing software could also be provided as a physical object, such as a CD-ROM or flash drive, and delivered to the subscriber by the common carrier 38 (Figure 1); and under either or both the services (2) and (3) a physical object may be delivered o any specified remote location by common carrier 38. The remote location could be anywhere the subscriber 28 specifies as a mailing address, or it could be a retail store at which the subscriber 28 may purchase or pick the object(s) up.

In connection with the service (2), the service provider 16 includes an account memory 19 for storing subscriber account information and a memory 21 for storing the issued tokens. The service provider 16 also includes a token verification software module 23 for comparing a token, received from the subscriber over the Internet, with the memory 21 to verify that the token is valid, and with the memory 19 for verifying that the subscriber's account is current.

In connection with the service (3), Figure 1 shows the common carrier delivering the optical mask 36, either directly to the subscriber 28 or to a retail store 40 to which the subscriber 28 has access. It should be understood that the common carrier could deliver a hardcopy of the image processing software 26 to the same remote location.

Where the remote location at which a physical object is made available to the subscriber 28 under either service (2) and (3) is a retail store, preferably it is the same retail store that sells the subscriber devices.

Image Processing

The image processing software 26 that is made resident in the subscriber device 30, either by downloading or streaming it from the Internet or by other means, is an application that forms an interleaved composite stereoscopic image 34 from an anamorphic composite image 20, and fits the interleaved composite stereoscopic image 34 to the display screen 32.

Figure 7 shows the resulting interleaved anamorphic composite image 34, obtained by interleaving the columns A_1, A_3, A_5, etc., of the left hand half A' of the anamorphic composite image 20 of Figure 6, with the corresponding columns B_1, B_3, B_5, etc., of the right hand half B', on the assumption that the even numbered columns in both images have been eliminated in the anamorphic compression discussed above.

Preferably this interleaving is performed at the subscriber device 30 by the image processing software 26, but it could be instead be performed at the content processing module 18 at the service provider 16.

The interleaved composite stereoscopic images 34 are to be mapped to the display screen 32 of the subscriber device 30.

Figure 8 represents the display screen 32 of the subscriber device 30. It has "P" rows, and "Q" columns "C", of pixels, namely C_1, C_2, … C_Q, defining a pixel space of size P x Q. Generally, P will be less than M (Figures 4 and 5); and Q will be less than N, so that there are more data in the interleaved composite stereoscopic image 34, in both the vertical and horizontal directions (see Figure 4 – axes "V" and "H"), than are needed to "fill" the pixel space P x Q. In that case, each column of the display screen 32 will be mapped to one column of the interleaved composite stereoscopic image 34, leaving behind columns at the left and/or right of the interleaved composite stereoscopic image, and leaving behind rows at the top and/or bottom of the interleaved composite stereoscopic image, as needed.

Referring back to Figure 3, it should be noted that only the overlapping region of the images A and B provide 3D stereoscopic data. So the interleaved composite stereoscopic images 34 should be centered on the matrix P x Q, and the columns representing the extreme edges of the interleaved composite stereo images 34 would not be displayed. These unwanted columns may be discarded in the anamorphically compressed composite image 20 with the image processing software 18 at the service provider 16, and they may alternatively be discarded by the image processing software 26 at the subscriber device.

If there are not enough rows or columns in the interleaved composite stereoscopic image 34 to fill the pixel space P x Q, which could happen if either P>M or Q>N, the image processing software may insert a letterbox matte, or use any number of standard techniques to expand the images to fit the screen. However again, only the columns representing the overlapping region of the original images A and B should be displayed.

<u>Optical Mask</u>

Figure 9 shows, enlarged, a representative three of the columns C of the display screen 32 as shown in Figure 9, namely, Columns C_1, C_2, and C_3. Registered to these three columns are a representative two optical mask elements "OM" namely OM_1 and OM_2, of a parallax blocking optical mask 36. The optical mask elements OM are periodically spaced opaque stripes.

Corresponding light transmissive stripes are defined between the opaque optical mask elements OM.

The optical mask elements OM have equal widths W_1, whereas the spacing W_2 is the width of two adjacent pixel columns C. The spacing W_2 is obtained by dividing the width of the display screen 32 by the number of columns Q and multiplying by two.

The spacing W_2 between the optical mask elements OM is therefore determined by the column width (i.e., it is twice the column width) of the particular display screen 32; and the width W_1 also bears a relationship to the spacing W_2. As noted previously, in the prior art the opaque portions and the transmissive portions of a mask typically have the same width that is, the width of a single column of pixels on the display screen, and the mask is built in to the display screen.

The present inventor has recognized however, that the mask could be provided as an overlay tailor for the display screen 32, and such an optical mask together with image processing software also tailored to the subscriber device 30 can be provided for user installation on any subscriber device.

Thus there is no need for the image processing software 26 to have the flexibility to handle all the anticipated display screen variations such as was discussed above.

Instead, the service provider 16 can provide a specific version of image processing software that will work with the particular subscriber device.

Also as noted previously, the built-in prior art asks employ liquid crystals for the optical mask elements so that they can be turned on, for viewing 3D content, and off, for viewing ordinary 2D content. This requires additional manufacturing and operating expense as well as user involvement. However, the inventor herein has discovered that using an appropriate ratio of opaque stripe width to light transmissive stripe width, either 3D or 2D images may be viewed without alternating the mask.

Prior art stripes have typically been provided in a 1:1 width ratio, i.e., equal widths of opaque stripes alternating with light transmissive stripes, each width being the width of one column of display pixels. Then, 50% of the light from the display screen is blocked. So it is important to turn the mask off when it is desired to view 2D content.

But the present inventors have discovered that a 1:2 width ratio, with the opaque stripes having a width W_1 that is ½ the width of the light transmissive stripes, and more particularly where the width W_1 of the opaque stripes is 1/3 the width W_2 of two adjacent columns of display pixels, provides two outstanding advantages; first, it provides for significantly wider angle viewing, and second it reduces the light blockage so that it is feasible to leave a permanently striped mask on the display screen when viewing 2D content. The insight leading to this discovery was to recognized an advantage in "seeing around" the stripes, which is counterintuitive because the purpose of parallax blocking is essentially to prevent that.

Since the optical mask according to the invention is overlaid on an existing screen rather than being built into it, it is applied over a (typically) glass layer having thickness, and there are variations in the thickness of the glass with different devices. These variations may call for some adjustment of the 1:2 ratio.

It is convenient to recognize that the ratio of opaque stripe width to light transmissive stripe width in the case of a 1:2 width ratio is 1/3 : 2/3, and to define a spatial "duty cycle" or the opaque stripes of W_1/W_2, in this case 1/3 or 33%. Using this terminology, the spatial duty cycle is preferably less than 50%; more preferably within the range 20% - 40%; and most preferably as close to 1/3 as possible.

Returning briefly to Figure 1, the optical mask 36 is provided by the service provider 16 to the subscriber 28. Since the optical mask is a physical object, it is delivered by a common carrier, such as the US postal service or a private carrier, to the subscriber, or it may be delivered by the same type of carrier to a retail store for purchase or pick-up by the subscriber. The subscriber manually attaches the mask to the subscriber device 30 so that it overlies the display screen 32. The mask may be attached to the subscriber device in a number of different ways that will be apparent to persons of ordinary mechanical skill. Particularly if the display device 30 is a smart phone, the mask may be integrated with the standard screen protector and thereby be applied by snap fit to the outer contour of the phone, although other fastening means may be used.

It is important to minimize rotational misalignment between the optical mask 36 and the display screen 32, to eliminate the creation of Moiré patterns, and this consideration calls for maintaining a close vertical alignment between these two components, but it has been found to be unimportant to maintain horizontal alignment, i.e., the mask elements OM in Figure 10 may be shifted arbitrarily to the right or to the left without noticeably affecting their function.

An optical mask has been created by using a clear acetate sheet, of the sort used on overhead projectors, with a stripe pattern defining a 33% spatial duty cycle repeating over a width equal to two pixel columns being printed thereon by use of a standard Hewlett Packard LASERJET®. The mask was then used to overlay a liquid crystal device (LCD) display screen with outstanding results. In particular, the mask was found to provide for extreme wide angle viewing of 3D content.

Subscriber Generated Content

Also according to the invention, the subscriber 28 may upload 3D content captured at the subscriber device 30 to the service provider 16, and view the 3D content as it is being captured on the display screen 32.

Returning to Figure 1, if as is typical the subscriber 30 has a camera 40, a standard stereoscopic lens attachment 42 is preferably provided to the subscriber 28 for the subscriber to install over the existing camera lens. Since the subscriber device already has a camera lens, the principle function of the lens attachment is to capture two stereoscopic images and couple them side-by-side to the entrance pupil of the camera lens.

The lens attachment 42, like the optical mask 26, may be either delivered to the subscriber 28 by common carrier, or made available for purchase at a retail store, preferably the same retail store that sells the subscriber devices. More preferably where the distribution channel is a retail store, the optical mask and the lens attachment are preferably bundled together, along with information defining a "token" or password for the user to use to request from the service provider 16 that the image processing software 26 be downloaded over the Internet to the subscriber device from the web server 22.

As an alternative, the software could also be provided as a physical object, such as a CD-ROM or flash drive, and bundled with the mask and lens attachment for distribution in a single package.

The stereoscopic lens attachment 42 may be used to cause the camera to acquire 3D stereoscopic images like the images A and B of Figure 2. Such images can be uploaded to the service provider 16, over the Internet, in the same manner that like images have been downloaded to the service provider 16 from the content provider 12, routed to the content processing module 18. In such case, the images are processed to form anamorphically compressed composite stereoscopic images as described above, for downloading to the other subscribers.

The content could also, of course, be downloaded to the same subscriber who originally captured the images; however, the invention also provides for this subscriber to view the 3D content as it is being captured.

As noted above, the image processing software 26 is made resident in subscriber device 30, wherein it performs the functions of forming an interleaved composite stereoscopic image 34 from the anamorphic composite stereoscopic image 20 received from the service provider, and fitting the interleaved composite stereoscopic image 34 to the display screen 32.

For allowing the subscriber to view 3D content captured at the subscriber device 30, the image processing software 26 may provide, as an optional processing step, the same anamorphic composite stereoscopic image formation function that is ordinarily performed in the content processing module 18. The anamorphic stereoscopic lens would perform the anamorphic compression optically, eliminating the need for anamorphic compression to be accomplished in software.

Displaying 3D Content as 2D Content

According to the invention, 3D content may be displayed in 2D even with the optical mask 36 being present. The image processing software 26 may be adapted for this purpose to refrain from forming the interleaved composite stereoscopic image, and instead displaying just one half of the (preferably anamorphically compressed) composite stereoscopic image 20 as received from the service provider 16.

It has also been found that, while the use of a parallax blocking mask having a duty cycle significantly less than fifty percent increases viewing angle and enables a single mask to be used for both 3D and 2D viewing, a further advantage can be achieved by using a blocking mask where the edges of the opaque stripes make a gray scale transition, particularly if the transition is dithered, and more particularly, stochastically dithered. This reduces the visibility, or contrast, of Moire patterns that are produced by optical interaction between different spatial frequency content of the mask and the display itself, especially when the mask is misaligned with the display. It also reduces the effects of color fringing in the case of a color display.

Turning to Figure 10, which is a view from the top of a monochromatic display 50, a conventional mask 52 with nominally sharp edges is placed in front of the display 50, separated from the display by distance D in the axial dimension 54. The viewer is located in front of the mask with the viewer's left and right pupils located at positions P_L and P_R in the lateral (horizontal) dimension 56, respectively. It can be seen that, to achieve a three-dimensional effect, C_1 of the image is blocked by conventional opaque mask stripe COM_2 from being seen by the viewer's right eye at P_R, and C_2 of the image is blocked by opaque mask stripe COM_2 from being seen by the viewer's left eye at P_L. Thus, every odd numbered column of pixels, but none of the even numbered columns of pixels, can be seen by the viewer's left eye. Similarly, every even numbered column of pixels, but none of the odd numbered columns of pixels, can be seen by the viewer's right eye, and vice-versa. Where the odd numbered pixels display the left image of a stereoscopic pair of images and the even numbered pixels display the right image of the stereoscopic pair, the viewer at that position can perceive a three-dimensional image.

With this conventional mask properly aligned in the horizontal dimension with the display pixel columns, and the viewer located at the optimum axial and lateral location, the viewer should ordinarily see a three dimensional image without any interference effects. However, if the mask 52 is misaligned in the lateral, or the viewer is not at the optimum axial distance, the viewer will see some amount of a Moire interference pattern due to the different spatial frequency content of the mask compared to the display arising from the fact that the period of the mask is different than a multiple of the pixel period. The Moire interference fringes appear when the mask is not precisely manufactured and has a slightly different periodicity than the optimal design. The fringes increase in visibility with misalignment of the mask. They also appear and increase in visibility as the viewer moves away from the optimum viewing position.

Figure 11 is similar to Figure 10, but in this case each pixel has a red light source LS_R, such as a red-filtered liquid crystal retarder or a red light emitting diode, a green light source LS_G, and a blue light source LS_B, so that the display can produce colored images. The mask ensures that the colored light sources at each pixel can only be seen by one eye when the viewer is in the optimum viewing position.

Figure 12A is the same as Figure 11, except that it shows that the intensity code for each color is 255. (This code has no intrinsic meaning; it is only used to illustrate relative intensities.) These intensities are the relative intensities of each color as perceived by the viewer, without regard to color mixing.

However, in Figure 12B, the mask has been moved slightly to the left in the lateral dimension. A consequence of this change is that a portion of the red light from pixel $P_{1,1}$ is blocked, which changes the intensity of red light from that pixel as seen by the viewer, thereby altering the perceived color, as illustrated by the color mixing chart of figure 13. In addition, this shift in mask position enables a portion of the blue light from other pixels to be seen by the viewer with both eyes, which produces undesirable color fringing.

Similarly, in Figure 12 C, the mask has been moved slightly to the the right. In this case a portion of the blue light from pixel $P_{1,1}$ is blocked, which changes the intensity of blue light from that pixel as seen by the viewer, thereby altering the perceived color, as illustrated by the color mixing chart of figure 13. In addition, this shift in mask position enables a portion of the red light from other pixels_ to be seen by the viewer from both , which also produces undesirable color fringing.

The front view 58 and lateral density profile 60 of a conventional mask with sharp edges 62 are illustrated in Figure 14A. These sharp edges yield high contrast fringing effects discussed above. It can be shown that the spatial frequency content, visibility and color (in the case of a color display), depend on the duty cycle of the mask and the slope of the opaque stripe edges. In particular, the color, or tint, of the Moire pattern depends on the positions and slope of the edges. Changing the position of the edges will change the central color of the pattern; the slope will affect the distribution of colors within the fringes.

By adjusting these parameters, for example as shown in Figures 14Band 14C, these fringe characteristics can be controlled to some extent, but not completely. Figure 14B shows a front view 64 and lateral density pattern 66 with a sloped density change 68, which produces a grey scale transition from opaque to transparent, and vice-versa. Figure 14C shows a front view 70 and lateral density pattern 72 with a more gradually sloped density change 74, which produces a grey scale transition from transparent to opaque. Generally, the more gradual is the change in density, the lower the visibility of fringes produced by misalignment will be.

One preferred method of printing that can be adapted to for the purpose of producing a parallax blocking mask of the type disclosed herein is halftone printing, commonly used in the publishing industry to produce images for presentation to a viewer. Other methods that can be used are, for example, the xerographic transfer process, inkjet printing and the silver halide film process. In all of these printing methods, greyscale perception is achieved by the size, distribution and quantity of printed particles. A salient distinction here is that the methods are used to produce a blocking mask, rather than an image for presentation to a viewer.

A front view of the density of a heuristically determined grey scale parallax blocking mask that was found to considerably reduce the production and visibility of Moire fringes in general and color fringing in the face of mask misalignment is shown in Figure 15.

It has been discovered that, by printing the mask on a transparent medium using a binary printing method such that the perceived density of the printed pattern depends on the size, position and quanta of material deposited on the medium, the Moire patterns and color fringing can be significantly reduced. Specifically, by two-dimensional redistribution of such quanta of material so as to introduce spatial noise (dithering) while reducing their number or average randomized spacing so as to produce a gradual change from opaque to transparent at the edges of the stripes, the visibility of Moire fringes and color fringing in the face of mask misalignment, change in view position from the optimal position, or both, can be greatly reduced. This can be thought of as a mask with noisy transitions.

Moreover, it has been discovered that fringing can be greatly reduced by using a mask that has been stochastically dithered. One known dithering method that is particularly effective is "diffusion dithering." An example of a parallax blocking mask produced by that method is shown in Figure 16. More specifically, the greyscale pattern of Figure 15 was transformed to the mask pattern of Figure 16 using a stochastic transformation algorithm known as the diffusion dither transform. A parallax blocking mask having this diffusion dithered greyscale pattern printed by binary printing process was found to greatly reduce the Moire and color fringing, sensitivity of the 3D image to mask misalignment, and sensitivity to user position.

It is to be understood that a mask having a duty cycle of less than fifty percent, as described herein, may be combined with the features of a mask having gradual edge transitions as also described herein to achieve optimal performance in a parallax blocking three dimensional display system as described herein.

The terms and expressions which have been employed in the foregoing specification are used therein as terms of description and not of limitation, and there is no intention, in the use of such terms and expressions, to exclude equivalents of the features shown and described or portions thereof, it being recognized that the scope of the invention is defined and limited only by the claims that follow.

CLAIMS:

1. A method for providing a parallax blocking mask for attachment to an image display device having a flat panel display screen and a particular configuration so as to enable auto-stereoscopic viewing with the display device, comprising the steps of:

creating the mask at a first location; and

sending the mask to a second location remote from the first location by common carrier, so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

2. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging said stripes to define a spatial duty cycle that is substantially less than 50%.

3. The method of claim 2, wherein the display device displays an array of pixels, wherein the pixels define columns, and wherein said step of creating includes arranging said stripes so that said stripes are periodically repeated at intervals equal to two of said columns.

4. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging said stripes to define a spatial duty cycle that is within the range 20 – 40%.

5. The method of claim 4, wherein the display device displays an array of pixels, wherein the pixels define columns, and wherein said step of creating includes arranging said stripes so that said stripes are spaced-apart by a spacing equal to two of said columns.

6. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material, wherein the display device defines an array of pixels arranged in columns, wherein said step of creating includes arranging said stripes so that said stripes are spaced-apart by a spacing equal to two of

said columns, and arranging said stripes to define a spatial duty cycle that is as close to 1/3 as possible.

7. The method of claim 1, further comprising forming one or more composite stereoscopic images from a respective one or more stereoscopic image pairs, selecting, from within the image display device, data from each composite image obtained from just one of the associated stereoscopic image pairs, and displaying the data on the display screen with the mask mounted to the image display device.

8. The method of claim 7, further comprising storing the one or more composite images in the image display device.

9. A method for distributing 3D image content derived from one or more stereoscopic image pairs, comprising the steps of:

forming respective compressed composite stereoscopic images from the one or more stereoscopic image pairs;

storing the one or more compressed composite stereoscopic images on an Internet web server;

downloading the one or more compressed composite stereoscopic images from the Internet web server to a remote image display device having a display screen;

interleaving the one or more compressed composite stereoscopic images within the remote image display device; and

displaying the interleaved one or more compressed composite stereoscopic images on the display screen.

10. The method of claim 9, further comprising a software application for performing said step of interleaving that is specially adapted for use in the remote image display device, and downloading the software application from the Internet web server to the remote image display device.

11. The method of claim 10, further comprising producing multiple compressed composite stereoscopic images, and wherein said step of downloading includes transmitting each compressed composite stereoscopic image over the Internet at a standard television frame rate.

12. The method of claim 9, wherein said step of forming includes anamorphically compressing the one or more stereoscopic images.

13. The method of claim 9, further comprising creating a parallax blocking mask having alternating and periodically spaced-apart stripes of substantially opaque material, each stripe having an equal width, wherein the display device defines an array of pixels arranged in columns, each column having an equal width, said step of creating including defining the width of said stripes based on the width of said columns, and sending the creating mask to a remote location so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

14. A parallax blocking mask for an auto-stereoscopic image display device having a flat panel display screen, comprising alternating and periodically spaced-apart stripes of substantially opaque material defining a spatial duty cycle that is substantially less than 50%.

15. The parallax blocking mask of claim 14, wherein the parallax blocking stripes are permanently opaque.

16. The parallax blocking mask of claim 14, wherein the display device defines an array of pixels arranged in columns, wherein the parallax blocking stripes are periodically repeated at intervals equal to two of said columns, and wherein the parallax blocking stripes define a spatial duty cycle that is close to 1/3 as possible.

17. An auto-stereoscopic display system comprising:

a flat panel display;

a parallax blocking mask attached to the flat panel display, the mask comprising a plurality of parallax blocking stripes defining a spatial duty cycle that is less than 50%; and a single processor disposed within the display system adapted to receive one or more pairs of stereoscopic images, interleave the images horizontally, and display the interleaved image so that when the blocking stripes of the mask are aligned with respective columns of pixels in the display, an auto-stereoscopic image is produced by the mask.

18. The auto-stereoscopic display system of claim 15, wherein the spatial duty cycle of the blocking stripes is essentially one-third substantially opaque to two-thirds substantially transmissive.

19. A method for providing 3D television content over a communications channel, comprising:

providing a server adapted to receive 3D image content and distribute that content over the communications channel to a selected subscriber as pairs of stereoscopic images;

providing to the selected subscriber a parallax blocking mask adapted to overlay a flat panel so as to produce auto-stereoscopic images in response to a display of interleaved pairs of stereoscopic images; and

providing to the subscriber application software suitable for use by the display to receive the pairs of stereoscopic images and produce and display interleaved pairs of stereoscopic images.

20. The method of claim 19, further comprising providing a token to the subscriber for identifying the subscriber to the server to request receipt of 3D image content from the server, and providing administrative software within the server to receive a token sent over the communications channel, verify that the token qualifies the subscriber to receive 3D image content and, if so, send selected 3D image content to the subscriber.

21. The method of claim 1, wherein the parallax blocking mask is created by:

generating a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent; and creating the mask using the periodic pattern.

22. The method of claim 21, wherein said transition is noisy.

23. The method of claim 22, wherein generating the periodic pattern comprises producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between wherein the borders are defined by a known function defining a gradual transition from substantially transparent to substantially opaque stripes, then transforming that transition to a dithered distribution of opaque fields in a transparent background.

24. The method of claim 23, wherein producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes comprises transforming the known function using a stochastic dithering transform.

25. The method of claim 24, wherein the stochastic dithering transform comprises a diffusion dither transform.

26. The method of claim 25, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

27. The method of claim 26, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

28. The method of claim 24, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

29. The method of claim 28, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

30. The method of claim 23, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

31. The method of claim 30, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

32. The method of claim 1, creating the mask comprises printing the pattern on a transparent material using a binary printing process that exhibits a naturally random distribution of printed particles whose grain size is large in comparison with one-half the period of the lowest spatial frequency of the mask.

33. A method for providing a parallax blocking mask for attachment to an image display device having a display screen and a particular configuration of pixels arranged in columns, comprising:

generating a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent; and creating the mask using the periodic pattern.

34. The method of claim 33, wherein said transition is noisy.

35. The method of claim 34, wherein generating the periodic pattern comprises producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between wherein the borders are defined by a known function defining a gradual transition from substantially transparent to substantially

opaque stripes, then transforming that transition to a dithered distribution of opaque fields in a transparent background.

36. The method of claim 35, wherein producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes comprises transforming the known function using a stochastic dithering transform.

37. The method of claim 36, wherein the stochastic dithering transform comprises a diffusion dither transform.

38. The method of claim 37, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

39. The method of claim 38, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

40. The method of claim 34, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size some fraction of the minimum feature size of the pattern.

41. The method of claim 40, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

42. The method of claim 33, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

43. The method of claim 33, wherein the binary printing process produces a naturally occurring randomized distribution of particles.

44. A mask for attachment to an image display device having a display screen and a particular configuration of pixels arranged in columns, comprising:

a substantially transparent material for mounting on the display screen; and

a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between printed on the transparent material, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent.

45. The mask of claim 44, wherein said transition is noisy.

46. The mask of claim 45, wherein the transition is a dithered distribution of opaque fields in a transparent background.

47. The mask of claim 46, wherein the dithering comprises stochastic dithering.

48. The method of claim 47, wherein the stochastic dithering comprises dithering according to a diffusion dither transform.

ABSCRACT

A system for distributing auto-stereoscopic images, a parallax blocking mask and methods for producing a parallax blocking mask. A parallax blocking mask is provided as an "add-on" for an existing image display device having a flat panel type display screen. The mask is tailored to the needs of the existing device and delivered to a remote user of the display device. The user mounts the mask to the display device so that the mask overlies the display screen. 3D content in the form of composite stereoscopic images derived from one or more stereoscopic image pairs, and application software, are downloaded to the display device over the Internet, and the application software interleaves the composite stereoscopic images for display on the display screen while the mask is in place. Use of a parallax blocking mask having variable edge transitions, a duty cycle less than fifty percent, or both, is disclosed.